AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 22, 1996


                                                      REGISTRATION NO. 333-06205
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------


                                AMENDMENT NO. 2
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                               INTERPOOL LIMITED
             (Exact name of registrant as specified in its charter)

            BARBADOS                         7359, 6159                        13-2622821
(State or other jurisdiction of     (Primary standard industrial            (I.R.S. employer
 incorporation or organization)     classification code number)              identification
                                                                                number)

                              -------------------

                             211 COLLEGE ROAD EAST
                          PRINCETON, NEW JERSEY 08540
                                 (609) 452-8900
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                              -------------------

                             ARTHUR L. BURNS, ESQ.
                         GENERAL COUNSEL AND SECRETARY
                               INTERPOOL LIMITED
                             211 COLLEGE ROAD EAST
                          PRINCETON, NEW JERSEY 08540
                                 (609) 452-8900
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                              -------------------

                                   COPIES TO:



    STROOCK & STROOCK & LAVAN              SKADDEN, ARPS, SLATE, MEAGHER & FLOM
       SEVEN HANOVER SQUARE                          919 THIRD AVENUE
     NEW YORK, NEW YORK 10004                    NEW YORK, NEW YORK 10022
 ATTN: JEFFREY S. LOWENTHAL, ESQ.               ATTN: MARK C. SMITH, ESQ.
          (212) 806-5400                              (212) 735-3000


                              -------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                              -------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                              -------------------

                        CALCULATION OF REGISTRATION FEE


    TITLE OF EACH CLASS OF                          PROPOSED MAXIMUM  PROPOSED MAXIMUM
       SECURITIES TO BE           AMOUNT TO BE     OFFERING PRICE PER AGGREGATE OFFERING     AMOUNT OF
          REGISTERED               REGISTERED           SHARE(1)          PRICE(1)      REGISTRATION FEE
Common Stock, no par value....  8,797,500 shares(2)       $16.00        $140,760,000       $48,539(3)

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.
(2) Includes 1,147,500 shares of Common Stock subject to an over-allotment option granted to the Underwriters.
(3) The registration fee was paid upon filing of the initial registration statement on June 18, 1996.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               INTERPOOL LIMITED
                             CROSS REFERENCE SHEET
                  (PURSUANT TO ITEM 501(B) OF REGULATION S-K)


ITEM NUMBER
IN FORM S-1          ITEM CAPTION IN FORM S-1             LOCATION OF CAPTION IN PROSPECTUS
- -----------   ---------------------------------------  ---------------------------------------

     1.       Forepart of the Registration Statement
                and Outside Front Cover Page of
              Prospectus.............................  Outside Front Cover Page of Prospectus

     2.       Inside Front and Outside Back Cover
              Pages of Prospectus....................  Inside Front and Outside Back Cover
                                                         Pages of Prospectus; Comparison of
                                                         United States and Barbados Corporate
                                                         Laws

     3.       Summary Information and
                Risk Factors.........................  Outside Front Cover Page of Prospectus;
                                                         Prospectus Summary; Investment
                                                         Considerations

     4.       Use of Proceeds........................  Use of Proceeds

     5.       Determination of Offering Price........  Underwriting

     6.       Dilution...............................  Dilution

     7.       Selling Security Holders...............  Not Applicable

     8.       Plan of Distribution...................  Outside and Inside Front Cover Pages of
                                                         Prospectus; Underwriting

     9.       Description of Securities to
                be Registered........................  Prospectus Summary; Description of
                                                         Capital Stock

    10.       Interests of Named Experts
                and Counsel..........................  Legal Matters; Certain Relationships
                                                       and Related Transactions

    11.       Information with Respect to the
              Registrant.............................  Outside Front Cover Page; Prospectus
                                                         Summary; Investment Considerations;
                                                         The Company; Recent Developments;
                                                         Recapitalization; Dividend Policy;
                                                         Capitalization; Selected Consolidated
                                                         Financial and Operating Data;
                                                         Management's Discussion and Analysis
                                                         of Financial Condition and Results of
                                                         Operations; Certain U.S. Income Tax
                                                         Considerations; Certain Barbados
                                                         Income Tax Considerations; Business;
                                                         Management; Principal Stockholder;
                                                         Certain Relationships and Related
                                                         Transactions; Description of Capital
                                                         Stock; Shares Eligible For Future
                                                         Sale; Additional Information;
                                                         Consolidated Financial Statements

    12.       Disclosure of Commission Position on
                Indemnification for Securities Act
              Liabilities............................  Not Applicable

                   SUBJECT TO COMPLETION, DATED JULY 22, 1996

PROSPECTUS                                                      [IP LOGO]
          , 1996

                                7,650,000 SHARES
                               INTERPOOL LIMITED

                                  COMMON STOCK

    All of the shares of Common Stock offered hereby are being sold by Interpool Limited, a corporation organized under the laws of Barbados (the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $14 and $16 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

    Following the offering, the Company will continue to be controlled by Interpool, Inc. (the "Parent"), which will control approximately 86.7% of the voting power of the Company's voting securities.


    The Common Stock has been approved for listing on the New York Stock Exchange (the "NYSE"), subject to notice of issuance, under the symbol "IPZ."


    SEE "INVESTMENT CONSIDERATIONS" BEGINNING ON PAGE 7 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                           PRICE             UNDERWRITING           PROCEEDS
                                           TO THE           DISCOUNTS AND            TO THE
                                           PUBLIC           COMMISSIONS(1)         COMPANY(2)
Per Share.........................           $                    $                    $
Total(3)..........................           $                    $                    $


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses estimated at $         , payable by the Company.


(3) The Company has granted to the Underwriters a 30-day option to purchase up to 1,147,500 additional shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be
    $         , $         and $         , respectively. See "Underwriting."



    The shares of Common Stock are being offered by the Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share certificates will be made in New York, New
York on or about       , 1996.


DONALDSON, LUFKIN & JENRETTE
          SECURITIES CORPORATION
                                       SMITH BARNEY INC.
                                                                 FURMAN SELZ

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                               [PHOTO]

    [On the inside cover is a collage photograph showing a large number of the Company's containers built to each customer's specifications.]

    The Company offers its customers a unique container design built to order.


    The Company intends to distribute to its shareholders annual reports containing financial statements audited by its independent certified public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and historical consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, (i) all references in this Prospectus to share and per share amounts give effect to a recapitalization (the "Recapitalization") of the Company to be effected prior to consummation of the offering made hereby and (ii) information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY


    Interpool Limited (the "Company") is one of the world's leading providers of shipping containers for use in international trade, with a container fleet totalling approximately 253,000 twenty-foot equivalent units ("TEUs") at March 31, 1996. The Company's containers are leased to over 100 customers throughout the world, including most of the world's 20 largest shipping lines, with particular emphasis on customers serving the Pacific Rim, where industry sources estimate that container shipping has increased by approximately 12% annually between 1990 and 1994. From 1991 through 1995, the Company's container fleet has grown by more than 166,000 TEUs and its net income has increased at a 46% compound annual growth rate.


    The Company's business strategy is to lease shipping containers to customers primarily under long-term lease arrangements, working with its customers and manufacturers to design and build containers that meet each customer's particular equipment requirements. As part of its strategy to provide customized equipment, the Company develops creative logistical solutions to enable it to deliver containers at a low cost to locations where its customers can most efficiently add new equipment to their container fleets. Other key elements of the Company's business strategy include the Company's efficiently run organization and hands-on management style, its emphasis on access to low-cost capital, its close working relationships with container manufacturers and its high quality and young container fleet. The Company's business strategy has resulted in significant revenue and earnings growth over the past five years.

    Since 1991, virtually all of the Company's new container acquisitions have been leased to customers under long-term (generally 5 to 8 year) lease arrangements, enabling the Company to achieve high utilization of its equipment (in excess of 95% as of December 31, 1995) and predictable revenues. As an element of its long-term leasing strategy, the Company has instituted a program of working closely with its customers to find cost-effective ways to meet each customer's individual requirements for container design or delivery. In many cases, customers have collaborated with the Company to develop a set of specifications meeting their particular requirements. The Company purchases containers it leases to customers primarily through manufacturing programs it has established with more than 15 manufacturing facilities located in Asia that satisfy the Company's quality standards. Similarly, in cases where a customer has special delivery requirements for containers being leased (such as a need for containers on specified dates in a location where containers are in short supply), the Company handles the logistics of matching the customer's needs with the various manufacturing programs it has arranged, utilizing its extensive relationships with shipping agents, freight forwarders and regional shipping lines around the world to meet the customer's delivery schedule in a cost-effective manner. Moreover, the Company's willingness to provide financing to its customers by leasing containers under a direct finance lease arrangement has helped to make it an attractive source of containers for its customers. The Company believes that these special services have distinguished the Company from most other container leasing companies.

    In financing its equipment acquisitions, the Company generally matches its own equipment financing to the length of the related long-term lease and anticipated renewals. In addition to its long-term leasing activities, the Company also operates a small short-term master lease fleet made up of older units previously leased on a long-term basis and for which the Company's related acquisition indebtedness was largely amortized during the original lease term.

    The Company was founded in 1968 by members of its senior management who were involved in the development of containerization in the early 1960s. Since then, the Company has continued to be an innovator in container design and container logistics. The Company is a subsidiary of Interpool, Inc. (the "Parent"), which will control approximately 86.7% (85.0% if the Underwriters' over-allotment option is exercised in full) of the voting power of the Company's voting securities after this offering. The Company believes that among the key factors in its success have been the long-standing relationships management has established with most of the world's major shipping lines, its worldwide network of approximately 40 offices, agents and sales representatives who maintain contact with its customers, and its record of providing innovative logistical solutions to these customers.

                                  THE OFFERING


Common Stock Offered:........................  7,650,000 shares
Common Stock to be Outstanding after the
Offering:....................................  34,150,000 shares
Use of Proceeds:.............................  To repay borrowings aggregating approximately
                                               $85.0 million, of which approximately $41.4
                                               million is owed to the Parent, and for
                                               working capital and general corporate
                                               purposes, including the purchase of
                                               equipment.
NYSE Symbol:.................................  IPZ

            SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION


    The following table sets forth summary historical and pro forma consolidated financial and operating information for the Company for the periods and at the dates indicated. The historical financial information for each of the five years in the period ended December 31, 1995 has been derived from the Company's historical consolidated financial statements, which have been audited and reported upon by Arthur Andersen LLP, independent public accountants, whose report with respect to each of the three years ended December 31, 1995 appears elsewhere in this Prospectus. The historical financial information for the three months ended March 31, 1995 and 1996 and at March 31, 1996 has been derived from the unaudited financial statements of the Company. The historical information for the three months ended March 31, 1995 and 1996 and at March 31, 1996 reflects, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for the interim periods. This information should be read in conjunction with the historical consolidated financial statements of the Company and the notes thereto and the other financial information appearing elsewhere in this Prospectus. The historical information for the three months ended March 31, 1996 is not necessarily indicative of results to be expected for the full year. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                      MARCH 31,
                                         ---------------------------------------------------    ------------------
                                          1991       1992       1993       1994       1995       1995       1996
                                         -------    -------    -------    -------    -------    -------    -------

                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues:
 Non-related parties..................   $25,299    $28,895    $32,648    $40,595    $60,942    $12,942    $18,093
 Related parties......................     5,223      3,620      4,239      3,945      3,228        821        793
                                         -------    -------    -------    -------    -------    -------    -------
     Total revenues...................    30,522     32,515     36,887     44,540     64,170     13,763     18,886
Lease operating and administrative
 expenses:
 Non-related parties..................     7,111      6,952      6,439      5,067      4,429      1,013      1,399
 Related parties......................      (494)      (419)      (410)       607        266         77        326
Depreciation and amortization of
 leasing equipment....................     9,510      8,748      8,121      9,349     14,778      3,219      4,268
(Gain) loss on sale of leasing
equipment.............................     1,386       (103)      (855)      (611)      (614)      (403)      (146)
                                         -------    -------    -------    -------    -------    -------    -------
Earnings before interest and taxes....    13,009     17,337     23,592     30,128     45,311      9,857     13,039
Interest expense, net.................     7,279      6,928      7,636     11,137     21,596      4,560      6,138
                                         -------    -------    -------    -------    -------    -------    -------
Income before taxes...................     5,730     10,409     15,956     18,991     23,715      5,297      6,901
Provision for income taxes............       700        750        871        959      1,159        275        321
                                         -------    -------    -------    -------    -------    -------    -------
Net income............................   $ 5,030    $ 9,659    $15,085    $18,032    $22,556    $ 5,022    $ 6,580
                                         -------    -------    -------    -------    -------    -------    -------
                                         -------    -------    -------    -------    -------    -------    -------
Net income per share..................   $  0.19    $  0.36    $  0.57    $  0.68    $  0.85    $  0.19    $  0.25
                                         -------    -------    -------    -------    -------    -------    -------
                                         -------    -------    -------    -------    -------    -------    -------
Weighted average number of shares
outstanding...........................    26,600     26,600     26,600     26,600     26,600     26,600     26,600

                                                                      YEAR ENDED     THREE MONTHS ENDED
                                                                     DECEMBER 31,        MARCH 31,
                                                                         1995               1996
                                                                     ------------    ------------------
                                                                               (IN THOUSANDS,
                                                                         EXCEPT PER SHARE AMOUNTS)

PRO FORMA DATA: (1)
Net income........................................................     $ 27,100           $  7,749
Net income per share..............................................     $   0.84           $   0.24
Weighted average number of shares outstanding.....................       32,384             32,777

                                                                  AT DECEMBER 31,
                                                 -------------------------------------------------    AT MARCH 31,
                                                  1991      1992      1993       1994       1995          1996
                                                 ------    ------    -------    -------    -------    ------------
OPERATING DATA:
Fleet size (TEUs).............................   68,000    80,000    100,000    161,000    234,000       253,000
Percentage of fleet on long-term lease........      58%       67%        80%        90%        95%           95%
Fleet utilization percentage..................      90%       92%        93%        98%        98%           98%

                                                                                 AT MARCH 31, 1996
                                                                          -------------------------------
                                                                           ACTUAL       AS ADJUSTED (2)
                                                                          --------    -------------------

                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, short-term investments and marketable securities.................   $ 26,104         $  46,704
Total assets...........................................................    533,612           554,212
Debt and capital lease obligations.....................................    411,726           326,726
Stockholders' equity...................................................    108,325           213,925

- ------------

(1) The pro forma net income gives effect to the elimination of interest expense of $4.5 million for the year ended December 31, 1995 and $1.2 million for the three months ended March 31, 1996, net of the related income tax effect, resulting from the application of a portion of the net proceeds from this offering to repay indebtedness, as if it had occurred at the beginning of the periods shown. The pro forma weighted average number of shares outstanding is adjusted for the issuance in this offering of 5,784,000 shares for the year ended December 31, 1995 and 6,177,000 shares for the three months ended March 31, 1996, which represent the number of shares the sale of which is required to generate the net proceeds to be used to repay debt. Pro forma net income does not reflect the extraordinary loss of $1.4 million on the early repayment of such debt, net of applicable taxes. See "Use of Proceeds."


(2) Adjusted to give effect to this offering and the application of the entire net proceeds therefrom. See "Use of Proceeds."

                           INVESTMENT CONSIDERATIONS

    Prior to making an investment decision, prospective purchasers of the Common Stock should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the following investment considerations:

    CYCLICALITY OF WORLD TRADE. The demand for the Company's containers primarily depends upon levels of world trade of finished goods and component parts. Recessionary business cycles, as well as political conditions, the status of trade agreements and international conflicts, can have an impact on the operating results of the Company. In addition, operating costs such as storage and repair and maintenance costs increase as utilization decreases. When the volume of world trade decreases, the Company's business of leasing containers may be adversely affected as the demand for such equipment is reduced. Suppliers of leased containers, such as the Company, are dependent upon decisions by shipping lines and other transportation companies to lease rather than buy their equipment. Most of these factors are outside the control of the Company. A substantial decline in world trade may also adversely affect the Company's customers, leading to possible defaults and the return of equipment prior to the end of a lease term. The Company expects that the maritime container industry would be adversely affected during an economic downturn. See "Business."

    COMPETITION. The container leasing industry is highly competitive. The Company competes with numerous domestic and foreign container leasing companies, some of which are much larger than the Company, or are divisions of much larger companies, and have larger container fleets and greater financial resources than the Company. In addition, if the available supply of containers were to increase significantly as a result of, among other factors, new companies entering the business of leasing and selling such equipment, the Company's competitive position could be adversely affected. See "Business--Competition."


    TAX CONSIDERATIONS. The Company currently receives certain tax benefits under an income tax convention (the "Treaty") between the United States and Barbados, the jurisdiction in which the Company is incorporated. See "Certain U.S. Federal Income Tax Considerations." Under the Treaty, the Company is generally subject to United States net federal income tax on business profits only to the extent attributable to the Company's United States permanent establishment. Income from the leasing of containers used in international trade, however, is exempt from both United States federal income tax and the withholding tax under the Treaty, whether or not such income is attributable to the Company's United States permanent establishment. The Company is entitled to the benefits of the Treaty, including the U.S. tax exemption for container leasing income, only if it satisfies the requirements of the Treaty that prohibit "treaty shopping." Under the treaty shopping provision of the Treaty, the Company will be eligible for Treaty benefits if its principal class of shares is substantially and regularly traded on a recognized stock exchange. The Company believes that its shares of Common Stock will meet this test in the current year and for all future foreseeable years and that the treaty shopping provision will not apply. Even if the shares of Common Stock were not considered to be the Company's principal class of shares or were not considered to be substantially and regularly traded on a recognized stock exchange, the Company believes that it would likely satisfy alternative tests contained within the treaty shopping article of the Treaty so that it would be entitled to the benefits of the Treaty. If the treaty shopping provision were to apply, however, the Company's effective U.S. tax rate would be significantly higher than it currently is. There can be no assurance that the Company will continue to be eligible for such tax benefits.


    For U.S. federal income tax purposes, the shareholders of a foreign corporation that is treated as a "foreign personal holding company" or a "passive foreign investment company" are generally taxed in a manner that, in effect, treats such shareholders as if they received the income of such foreign corporation each year, whether or not such corporation actually distributed its income. The Company does not anticipate that it or any subsidiary will become a foreign personal holding company or a passive foreign investment company in any future foreseeable year, although no assurance can be given in this regard. See "Certain U.S. Federal Income Tax Considerations."

    NO ASSURANCE OF CONTINUED SUCCESS OF THE COMPANY'S BUSINESS STRATEGY. While the Company has been successful to date in implementing the various components of its business strategy, there can be no assurance that economic or other conditions will not change in a manner which would adversely affect the viability of such strategy. For example, any significant decrease in customer demand for long-term leases would adversely affect the continued success of the Company's current business strategy. In addition, the Company's ability to procure containers where least expensive and deliver such containers in a cost-effective manner to the locations requested by customers is substantially dependent on its success in finding logistical solutions to move equipment at low cost from manufacturing facilities to customers by utilizing the network of freight forwarders, agents and regional shipping lines with whom the Company has relationships. There can be no assurance that such network will continue to be available to the Company or that it will remain an efficient and inexpensive method to deliver containers to locations where they are needed. If the availability or efficiency of such network were to be impaired and the Company were unable to make comparable alternative arrangements, or if the demand for customized containers were to decrease, the viability of the Company's current business strategy would be adversely affected.

    RISKS OF MANUFACTURING IN CHINA. China is currently the largest container producing nation in the world and the Company currently purchases a substantial majority of its containers from manufacturers in China. In the event it were to become more expensive for the Company to procure containers in China or to transport these containers at a low cost from China to the locations where needed by customers, either because of increased tariffs imposed by the United States or other governments or for any other reason, the Company would have to seek alternative sources of supply. Although the Company believes it has strong relationships with many manufacturers throughout the world, there can be no assurance that upon the occurrence of such an event the Company would be able to make alternative arrangements quickly to meet its equipment needs, nor can there be any assurance that such alternative arrangements would not increase the costs to the Company.


    CONTROL OF THE COMPANY; CONFLICTS OF INTEREST. The Company is a wholly-owned subsidiary of the Parent. Upon completion of this offering, approximately 77.6% (75.1% if the Underwriters' over-allotment option is exercised in full) of the Company's outstanding Common Stock will be owned by the Parent. In addition, the Parent will own 100,000 shares of the Company's Special Voting Preferred Stock. The Parent's ownership of Common Stock and Special Voting Preferred Stock will give it control of approximately 86.7% (85% if the Underwriters' over-allotment option is exercised in full) of the voting power of the Company's voting securities. As a result, the Parent, acting through its executive officers, will continue to be able to elect the entire Board of Directors of the Company and to control the direction and future operations of the Company, including decisions regarding the issuance of additional shares of Common Stock and other securities. Future transactions by the Company involving the issuance of Common Stock could reduce the Parent's ownership of the Company's Common Stock to less than 50%. As long as the Parent continues to be the majority stockholder of the Company, third parties will not be able to obtain control of the Company through purchases of Common Stock on the open market, but the Parent could, subject to compliance with the terms of the Company's outstanding indebtedness, transfer control of the Company to a third party. See "Description of Capital Stock."


    The Company currently has, and after the offering will continue to have, certain significant contractual and other relationships with the Parent and its affiliates. These relationships include the Management Services Agreement between the Company and the Parent (the "Management Services Agreement"), pursuant to which the Parent provides the Company with the services of numerous senior management personnel, including Martin Tuchman, Chairman and Chief Executive Officer of the Company and the Parent, and Raoul J. Witteveen, President, Chief Operating Officer and Chief Financial Officer of the Company and the Parent, as well as various other administrative, technical and other services that are necessary in connection with the Company's operations. Under the terms of the Management Services Agreement, which extends until June 30, 2001 and may be renewed by the parties on the same terms for additional 5-year periods, the Company pays the Parent a fixed fee for all services provided to the Company in the amount of $1,150,000 for the 12-month period ending June 30, 1997, and increasing each year based on the Consumer Price Index for the New York City Metropolitan area. Directors and officers of the Company and the Parent may have conflicts of interest with respect to questions that may arise in connection with the Management Services Agreement and such other relationships. See "Management" and "Certain Relationships and Related Transactions."


    A majority of the executive officers of the Company are also executive officers of the Parent. These individuals spend only that portion of their business time as officers of the Company as they believe to be required to oversee the operations of the Company and to direct or implement the Company's business strategies. They spend and will continue to spend a substantial amount of their business time as directors and officers of the Parent and its other subsidiaries. The Parent is a publicly traded company of which approximately 72.6% of the outstanding Common Stock is owned directly or indirectly by Warren
L. Serenbetz, Mr. Tuchman, Mr. Witteveen and Arthur L. Burns, a director and General Counsel and Secretary of the Parent and General Counsel and Secretary of the Company, and certain members of their immediate families. Accordingly, such individuals, through their ownership of the Parent, will continue to have the ability to elect a majority of the members of the Board of Directors of the Parent and the Company and to control the outcome of matters submitted to a vote of the Parent's and the Company's stockholders.


    DEPENDENCE UPON MANAGEMENT. The Company's growth and continued profitability are dependent upon, among other things, the abilities, experience and continued service of certain members of its senior management, particularly Mr. Tuchman, its Chairman and Chief Executive Officer, and Mr. Witteveen, its President, Chief Operating Officer and Chief Financial Officer. Each of Messrs. Tuchman and Witteveen holds, either directly or indirectly, a substantial equity interest in the Parent and is a director of the Company and the Parent. The Parent has arranged for Messrs. Tuchman and Witteveen to provide services to the Company through the Management Services Agreement. There can be no assurance, however, that the Parent and the Company will be able to retain the services of either of Messrs. Tuchman or Witteveen. The loss of either such individual could adversely affect the Company's business and prospects. See "Management" and "Certain Relationships and Related Transactions."

    VOLATILITY OF RESIDUAL VALUE OF EQUIPMENT. Although the Company's operating results primarily depend upon equipment leasing, the Company's profitability is also affected by the residual values (either for sale or continued operation) of its containers upon expiration of its leases. These values, which can vary substantially, depend upon, among other factors, the maintenance standards observed by lessees, the need for refurbishment, the ability of the Company to remarket equipment, the cost of comparable new equipment, the availability of used equipment, rates of inflation, market conditions, the costs of materials and labor and the obsolescence of the equipment. Most of these factors are outside the control of the Company. See "Business--Operations--Disposition of Containers and Residual Values."

    FUTURE SALES OF COMMON STOCK. Immediately after the offering made hereby, the Parent will own 26,500,000 shares of the Company's Common Stock, representing 77.6% (75.1% if the Underwriters' over-allotment option is exercised in full) of the issued and outstanding Common Stock. Commencing 90 days after the date of this Prospectus, the Parent will be permitted to sell a portion of the Parent's shares of the Company's Common Stock pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Company has entered into a registration rights agreement with the Parent under which the Parent will have demand registration rights with respect to the Parent's shares of the Company's Common Stock. The Parent, however, has agreed, subject to certain exceptions, not to exercise such registration rights or to sell or otherwise dispose of any shares of the Company's Common Stock for a period of 180 days after the date of this Prospectus without the consent of the Representatives of the Underwriters. The sale by the Parent of a significant number of shares of the Company's Common Stock could have an adverse impact on the price of the Company's Common Stock or on any trading market that may develop. See "Shares Eligible For Future Sale."

    LIMITATIONS ON OWNERSHIP; CERTAIN BARBADOS TAX BENEFITS. In order to maintain the Company's status as a Barbados International Business Company, not more than 10% of the Common Stock of the Company may be held by persons who are residents of the Caricom region, which includes Barbados and 11 other island nations in the Caribbean. In the event that more than 10% of the Company's Common Stock is held by such persons, the Company would cease to be eligible for certain special tax benefits provided under the Barbados International Business Companies Act, 1991. Loss of such tax benefits would have a material adverse effect on the Company's earnings. The Company's By-Laws provide that no allotment of shares shall be made and no transfer of shares shall be registered, if such allotment or transfer would disqualify the Company from being an International Business Company, and any such allotment or registration is deemed to be null and void. However, there can be no assurance that such By-Law provisions will be effective to maintain the Company's status as a Barbados International Business Company. See "Description of Capital Stock--Certain Provisions of the Articles and By-Laws."


    ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE;
DILUTION. Prior to the offering made hereby, there has been no market for the Common Stock. Although the Company has been approved for listing on the New York Stock Exchange, subject to notice of issuance, there can be no assurance that an active trading market for the Common Stock will develop or, if one does develop, that it will be sustained following the offering made hereby or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations between the Company and the Representatives of the Underwriters. For a description of the factors to be considered in determining the initial public offering price, see "Underwriting." Purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value per share of Common Stock from the initial public offering price. See "Dilution."

                                  THE COMPANY


    The Company is one of the world's leading providers of shipping containers for use in international trade, with a container fleet totalling approximately 253,000 TEUs at March 31, 1996. The Company's containers are leased to over 100 customers throughout the world, including most of the world's 20 largest shipping lines, with particular emphasis on customers serving the Pacific Rim where container shipping is estimated by industry sources to have increased by approximately 12% annually between 1990 and 1994. From 1991 through 1995, the Company's container fleet has grown by more than 166,000 TEUs and its net income has increased at a 46% compound annual growth rate.


    Members of the Company's management team participated in the development of containerization. In the early 1960's, these individuals began operation of the first intermodal trans-continental 20-foot containers, and during the late 1960s, they were involved in the creation of container standards through the International Standards Organization ("ISO") and the American National Standards Institute.

    The Company was formed in 1968 when Warren L. Serenbetz, currently a director of the Company, Martin Tuchman, currently Chairman of the Board and Chief Executive Officer of the Company, and two other individuals organized the Company, through which they conducted a container and chassis leasing business. The Company sold shares in a public offering in 1972, and by 1976 the Company was the world's fourth largest container lessor. In 1978, the Company was acquired by Thyssen-Bornemisza, N.V. ("Thyssen"). As part of Thyssen, the Company continued to be managed by Messrs. Serenbetz and Tuchman. In 1988, Messrs. Serenbetz, Tuchman and Witteveen formed the Parent and purchased the Company from Thyssen.

    The Company was originally incorporated in the Commonwealth of the Bahamas under the name "Pemba Investment Company Limited" in 1968, and changed its name to "Interpool Limited" in 1970. Under the corporate mobility provisions of Part VIII of the International Business Companies Act 1989 of the Bahamas and under similar provisions of the Companies Act, 1982, as amended, of the Laws of Barbados (the "Companies Act of Barbados"), in May 1990, the Company became a Barbados International Business Company subject to the Companies Act of Barbados and International Business Companies Act, 1991 of the laws of Barbados.

    The Company has offices in New York, Princeton, Aberdeen, Antwerp, Barbados, Basel, Hong Kong and Singapore. Except where the context otherwise requires, references to the Company in this Prospectus include its subsidiaries.

    The Company's principal executive offices in the United States are located at 211 College Road East, Princeton, New Jersey 08540; its telephone number at that location is (609) 452-8900. The Company's international executive offices are located in Barbados at Suite 101 Stevmar House, Rockley, Christ Church, Barbados; its telephone number at that location is (809) 435-8955.

                              RECENT DEVELOPMENTS

    In April 1996, the Company and the Parent established a Term Loan Facility (the "Facility") with various banks in the aggregate principal amount of $80.0 million, under which the Company borrowed $68.0 million. The Company's obligations under the Facility are secured by containers, operating leases and direct finance leases and are guaranteed by the Parent. Amounts borrowed under the Facility are payable over a five year period at a floating interest rate based on LIBOR. In order to provide the Company with a net fixed interest rate obligation, the Company has entered into a "swap" transaction.


RECENT OPERATING RESULTS



    During the six months ended June 30, 1996, the Company's consolidated revenues totalled $38.9 million, an increase of $9.5 million, or 32%, from $29.3 million during the six months ended June 30, 1995. The Company's net income was $13.8 million in the six months ended June 30, 1996, an increase of $3.1 million, or 29%, from $10.7 million in the six months ended June 30, 1995.

    The following table sets forth certain selected income statement data of the Company for the six months ended June 30, 1995 and 1996:



                                                                             SIX MONTHS ENDED
                                                                                 JUNE 30,
                                                                            ------------------
                                                                             1995       1996
                                                                            -------    -------
                                                                              (IN THOUSANDS)
Revenues.................................................................   $29,347    $38,865
Lease operating and administrative expenses..............................     1,929      3,249
Depreciation and amortization of leasing equipment.......................     6,831      8,641
Gain on sale of leasing equipment........................................      (536)      (249)
                                                                            -------    -------
Earnings before interest and taxes.......................................    21,123     27,224
Interest expense, net....................................................     9,857     12,689
                                                                            -------    -------
Income before taxes......................................................    11,266     14,535
Provision for income taxes...............................................       575        700
                                                                            -------    -------
Net income...............................................................    10,691     13,835
                                                                            -------    -------
                                                                            -------    -------
Net income per share.....................................................   $  0.40    $  0.52
Weighted average number of shares outstanding............................    26,600     26,600


                                RECAPITALIZATION


    Prior to the offering made hereby the Company has had three classes of stock. In order to simplify its equity structure, the Company will be recapitalized (the "Recapitalization") prior to consummation of the offering. Following the Recapitalization, the Company will have an authorized capitalization consisting of 100,000,000 shares of common stock, no par value (the "Common Stock"), of which 34,150,000 shares will be outstanding, and 2,000,000 shares of preferred stock, no par value (the "Preferred Stock"), of which 100,000 shares of Special Voting Preferred Stock, having a minimum liquidation preference of $2.0 million, will be outstanding. The Parent will own 26,500,000 shares of Common Stock and 100,000 shares of Special Voting Preferred Stock. All share information in this Prospectus gives effect to the Recapitalization. See "Description of Capital Stock."


                                USE OF PROCEEDS


    The net proceeds to be received by the Company from the sale of the Common Stock offered hereby at an assumed price of $15.00 per share, after deducting underwriting discounts and commissions and estimated expenses of the offering, are estimated to be $107.0 million ($123.2 million if the Underwriters exercise their over-allotment option in full). Of such net proceeds, the Company intends to use approximately $85.0 million to repay certain indebtedness, of which $41.4 million is owed to the Parent and approximately $43.6 million is owed to third-party financial institutions. The $41.4 million to be repaid to the Parent bears interest at a rate of 3.0% and matures in 1997. Of the approximately $43.6 million to be repaid to third party financial institutions, the interest rates range between 7.9% and 8.7% and the maturity dates range from 1997 to 2002. The balance of the net proceeds, if any, will be used for working capital and general corporate purposes, including, but not limited to, the purchase of equipment.


                                DIVIDEND POLICY

    The Company does not anticipate paying any dividends on its Common Stock or Preferred Stock in the foreseeable future. It is the present intention of the Company's Board of Directors to retain all earnings in the Company to finance its operations and the expansion of its business. Any determination in the future to pay dividends will depend upon the Company's earnings, financial condition, cash requirements, future prospects and such other factors as the Board of Directors deems appropriate at the time.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company (i) as of March 31, 1996 (as adjusted to give effect to the Recapitalization), and (ii) as further adjusted to give effect to the sale by the Company of the 7,650,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." The table should be read in conjunction with the historical consolidated financial statements of the Company and the notes thereto, and the other financial information appearing elsewhere in this Prospectus.

                                                                          AS OF MARCH 31, 1996
                                                                         -----------------------
                                                                          ACTUAL     AS ADJUSTED
                                                                         --------    -----------
                                                                             (IN THOUSANDS)

Short-term debt (including current portion of long-term debt and
  capital lease obligations)..........................................   $ 52,972     $  46,466
Long-term debt and capital lease obligations..........................    358,754       280,260
                                                                         --------    -----------
      Total debt and capital lease obligations........................   $411,726     $ 326,726
                                                                         --------    -----------

Stockholders' equity:
  Preferred Stock, no par value:
    Shares authorized--2,000,000
    Shares outstanding--100,000 with a minimum liquidation preference
of $2.0 million.......................................................   $  --        $  --
  Common Stock, no par value:
    Shares authorized--100,000,000
    Shares outstanding--26,500,000, as adjusted 34,150,000............      --           --
  Additional paid-in capital..........................................     28,621       135,621
  Retained earnings...................................................     79,666        78,266
  Net unrealized gain on marketable securities........................         38            38
                                                                         --------    -----------
      Total stockholders' equity......................................    108,325       213,925
                                                                         --------    -----------
      Total capitalization............................................   $520,051     $ 540,651
                                                                         --------    -----------
                                                                         --------    -----------

                                    DILUTION

    As of March 31, 1996, the Company's pro forma net tangible book value per share of Common Stock was $4.01. The pro forma net tangible book value per share of Common Stock has been determined by dividing the net tangible book value of the Company (tangible assets less liabilities and Preferred Stock liquidation preference) by the number of shares of Common Stock as of March 31, 1996 (as adjusted for the Recapitalization). Dilution represents the difference between the amount per share of Common Stock paid by new investors and the pro forma net tangible book value per share of Common Stock after the offering made hereby. Without taking into account the extraordinary loss of $1.4 million on early repayment of debt in connection with this offering or any other changes in such pro forma net tangible book value after March 31, 1996, other than to give effect to the sale by the Company of 7,650,000 shares of Common Stock in the offering made hereby at an assumed price of $15.00 per share, the pro forma net tangible book value of the Company at March 31, 1996 would have been $213.3 million, or $6.25 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.24 per share of Common Stock held by the Parent, the Company's existing stockholder, and an immediate dilution in net tangible book value of $8.75 per share of Common Stock to new investors purchasing in the offering made hereby. This dilution is illustrated in the following table:

Assumed initial public offering price per share of Common Stock.............            $15.00
  Pro forma net tangible book value per share of Common Stock before the
offering made hereby........................................................   $4.01
  Increase in pro forma net tangible book value per share of Common Stock
attributable to purchase of Common Stock by new investors...................    2.24
                                                                               -----
Pro forma net tangible book value per share of Common Stock after the
  offering made hereby......................................................              6.25
                                                                                        ------
Dilution per share to new investors.........................................            $ 8.75
                                                                                        ------
                                                                                        ------

    The following table summarizes the differences between the Parent and the new investors, giving effect to the offering made hereby at an assumed price of $15.00 per share, with respect to the number of shares of Common Stock purchased, the total consideration paid and the average price per share of Common Stock paid (before deducting underwriting discounts and commissions and estimated offering expenses).

                                           SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                         ---------------------    -----------------------    PRICE PER
                                           NUMBER      PERCENT       AMOUNT       PERCENT      SHARE
                                         ----------    -------    ------------    -------    ---------
Parent................................   26,500,000      77.6%    $ 38,978,000      25.4%     $  1.47
New investors.........................    7,650,000      22.4      114,750,000      74.6        15.00
                                         ----------    -------    ------------    -------    ---------
      Total...........................   34,150,000     100.0%    $153,728,000     100.0%     $  4.50
                                         ----------    -------    ------------    -------    ---------
                                         ----------    -------    ------------    -------    ---------

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA


    The following table sets forth selected historical and pro forma consolidated financial and operating data for the Company for the periods and at the dates indicated. The historical financial data for each of the five years in the period ended December 31, 1995, and at December 31, 1991, 1992, 1993, 1994 and 1995, have been derived from the Company's historical consolidated financial statements, which have been audited and reported upon by Arthur Andersen LLP, independent public accountants, whose report with respect to each of the three years ended December 31, 1995 appears elsewhere in this Prospectus. The historical financial information for the three months ended March 31, 1995 and 1996 and at March 31, 1996 have been derived from the unaudited financial statements of the Company. The historical information for the three months ended March 31, 1995 and 1996 and at March 31, 1996 reflects, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for the interim periods. This information should be read in conjunction with the historical consolidated financial statements of the Company and the notes thereto and the other financial information appearing elsewhere in this Prospectus. The historical information for the three months ended March 31, 1996 is not necessarily indicative of results to be expected for the full year. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                      MARCH 31,
                                         ---------------------------------------------------    ------------------
                                          1991       1992       1993       1994       1995       1995       1996
                                         -------    -------    -------    -------    -------    -------    -------

                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues:
 Non-related parties..................   $25,299    $28,895    $32,648    $40,595    $60,942    $12,942    $18,093
 Related parties......................     5,223      3,620      4,239      3,945      3,228        821        793
                                         -------    -------    -------    -------    -------    -------    -------
     Total revenues...................    30,522     32,515     36,887     44,540     64,170     13,763     18,886
Lease operating and administrative
 expenses:
 Non-related parties..................     7,111      6,952      6,439      5,067      4,429      1,013      1,399
 Related parties......................      (494)      (419)      (410)       607        266         77        326
Depreciation and amortization of
 leasing equipment....................     9,510      8,748      8,121      9,349     14,778      3,219      4,268
(Gain) loss on sale of leasing
equipment.............................     1,386       (103)      (855)      (611)      (614)      (403)      (146)
                                         -------    -------    -------    -------    -------    -------    -------
Earnings before interest and taxes....    13,009     17,337     23,592     30,128     45,311      9,857     13,039
Interest expense, net.................     7,279      6,928      7,636     11,137     21,596      4,560      6,138
                                         -------    -------    -------    -------    -------    -------    -------
Income before taxes...................     5,730     10,409     15,956     18,991     23,715      5,297      6,901
Provision for income taxes............       700        750        871        959      1,159        275        321
                                         -------    -------    -------    -------    -------    -------    -------
Net income............................   $ 5,030    $ 9,659    $15,085    $18,032    $22,556    $ 5,022    $ 6,580
                                         -------    -------    -------    -------    -------    -------    -------
                                         -------    -------    -------    -------    -------    -------    -------
Net income per share..................   $  0.19    $  0.36    $  0.57    $  0.68    $  0.85    $  0.19    $  0.25
                                         -------    -------    -------    -------    -------    -------    -------
                                         -------    -------    -------    -------    -------    -------    -------
Weighted average number of shares
outstanding...........................    26,600     26,600     26,600     26,600     26,600     26,600     26,600

                                                                      YEAR ENDED     THREE MONTHS ENDED
                                                                     DECEMBER 31,        MARCH 31,
                                                                         1995               1996
                                                                     ------------    ------------------
                                                                               (IN THOUSANDS,
                                                                         EXCEPT PER SHARE AMOUNTS)

PRO FORMA DATA: (1)
Net income........................................................     $ 27,100           $  7,749
Net income per share..............................................     $   0.84           $   0.24
Weighted average number of shares outstanding.....................       32,384             32,777

                                                                  AT DECEMBER 31,
                                                 -------------------------------------------------    AT MARCH 31,
                                                  1991      1992      1993       1994       1995          1996
                                                 ------    ------    -------    -------    -------    ------------
OPERATING DATA:
Fleet size (TEUs).............................   68,000    80,000    100,000    161,000    234,000       253,000
Percentage of fleet on long-term lease........      58%       67%        80%        90%        95%           95%
Fleet utilization percentage..................      90%       92%        93%        98%        98%           98%

                                                    AT DECEMBER 31,                                AT MARCH 31, 1996
                                --------------------------------------------------------    -------------------------------
                                  1991        1992        1993        1994        1995       ACTUAL       AS ADJUSTED (2)
                                --------    --------    --------    --------    --------    --------    -------------------
                                                                      (IN THOUSANDS)

BALANCE SHEET DATA:
Cash, short-term investments
 and marketable securities...   $ 34,125    $ 32,796    $ 28,509    $ 23,303    $ 23,222    $ 26,104         $  46,704
Total assets.................    161,180     182,020     223,780     356,670     496,481     533,612           554,212
Debt and capital lease
obligations..................    108,232     121,809     150,566     266,883     384,282     411,726           326,726
Stockholders' equity.........     38,358      46,035      61,120      78,567     101,725     108,325           213,925

- ------------

(1) The pro forma net income gives effect to the elimination of interest expense of $4.5 million for the year ended December 31, 1995 and $1.2 million for the three months ended March 31, 1996, net of the related income tax effect, resulting from the application of a portion of the net proceeds from this offering to repay indebtedness, as if it had occurred at the beginning of the periods shown. The pro forma weighted average number of shares outstanding is adjusted for the issuance in this offering of 5,784,000 shares for the year ended December 31, 1995, and 6,177,000 shares for the three months ended March 31, 1996, which represent the number of shares the sale of which is required to generate the net proceeds to be used to repay debt. Pro forma net income does not reflect the extraordinary loss of $1.4 million on the early repayment of such debt, net of applicable taxes. See "Use of Proceeds."


(2) Adjusted to give effect to this offering and the application of the entire net proceeds therefrom. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion of the Company's historical financial condition and results of operations should be read in conjunction with the historical consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Prospectus.

GENERAL

    The Company generates revenues through leasing transportation equipment, primarily dry cargo containers. Most of the Company's revenues are derived from payments under operating leases, and payments under direct finance leases, pursuant to which the lessee has the right to purchase the equipment at the end of the lease term.

    Revenue derived from an operating lease generally consists of the total lease payment from the customer. In the three months ended March 31, 1996 and 1995, revenues from operating leases were $13.0 million (69% of revenues) and $10.3 million (74% of revenues), respectively. In 1995, 1994 and 1993, revenues derived from operating leases were $47.0 million (73% of revenues), $35.6 million (80% of revenues) and $30.6 million (83% of revenues), respectively.

    Revenue derived from a direct finance lease consists only of income recognized over the term of the lease using the effective interest method. The principal component of the direct finance payment is reflected as a reduction to the net investment in the direct finance lease. In the three months ended March 31, 1996 and 1995, total payments from direct finance leases were $15.2 million and $8.9 million, respectively. The revenue component of the total lease payment totalled $5.9 million (31% of revenues) and $3.5 million (26% of revenues) in the first three months of 1996 and 1995, respectively. In 1995, 1994 and 1993, total payments from direct finance leases were $42.5 million, $25.4 million and $15.4 million, respectively. The revenue component of total lease payments totalled $17.2 million (27% of revenues), $8.9 million (20% of revenues) and $6.3 million (17% of revenues) in 1995, 1994 and 1993, respectively.

    The Company's effective tax rate benefits substantially from the application of an income tax convention, pursuant to which the profits of the Company from container leasing operations are exempt from federal taxation in the United States. Such profits are subject to Barbados tax at rates which are significantly lower than the applicable rates in the United States. See "Certain Barbados Income Tax Considerations" and "Investment Considerations--Tax Considerations."

    In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires adoption no later than fiscal 1996. This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Company adopted this Statement as of January 1, 1996. Adoption of this Statement did not have an effect on results of operations.

    In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," which requires adoption no later than fiscal 1996. The Statement provides a choice of accounting methods, the fair value method or the intrinsic value method, with disclosure of the fair value impact. Both methods require the Company to estimate, using an option pricing model, the fair value of equity instruments issued to employees at the date of grant. The fair value method requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments. The intrinsic value method requires disclosure of pro forma net income and earnings per share as if the fair value method had been applied. The Company adopted this Statement as of January 1, 1996, using the intrinsic value method. Therefore, there is no impact on results of operations.

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995


    Revenues. The Company's consolidated revenues increased to $18.9 million in the three months ended March 31, 1996 from $13.8 million in the three months ended March 31, 1995, an increase of $5.1 million, or 37%. This increase was attributable to increased container revenue resulting from an increase in the size of the container fleet, which had grown by approximately 73,000 TEUs, or 46%, from the previous year.


    Lease Operating and Administrative Expenses. The Company's lease operating and administrative expenses increased to $1.7 million in the three months ended March 31, 1996 from $1.1 million in the three months ended March 31, 1995, an increase of $.6 million, or 55%. The increase was primarily attributable to higher lease operating expenses of $.5 million primarily resulting from increased maintenance and repair costs and increased administrative expenses of $.1 million resulting primarily from inflation.


    Depreciation and Amortization. The Company's depreciation and amortization expenses increased to $4.3 million in the three months ended March 31, 1996 from $3.2 million in the three months ended March 31, 1995, an increase of $1.1 million, or 33%. The increase was due to the expanded operating lease fleet size.


    Gain on Sale of Leasing Equipment. The Company's gain on sale of leasing equipment decreased to $.1 million in the three months ended March 31, 1996 from $.4 million in the three months ended March 31, 1995. This decrease was due to lower sales activity as a result of lower margins on sales in 1996.

    Interest Expense, Net. The Company's net interest expense increased to $6.1 million in the three months ended March 31, 1996 from $4.6 million in the three months ended March 31, 1995, an increase of $1.5 million, or 33%. The issuance of additional debt and lease financing necessary for capital expenditures resulted in additional interest expense.

    Provision for Income Taxes. The Company's provision for income taxes in both the three months ended March 31, 1996 and the three months ended March 31, 1995 was $.3 million, reflecting the Company's effective tax rate of approximately 5% in both periods.


    Net Income. As a result of the factors described above, the Company's net income increased to $6.6 million in the three months ended March 31, 1996 from $5.0 million in the three months ended March 31, 1995, an increase of $1.6 million, or 31%.


YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


    Revenues. The Company's consolidated revenues increased to $64.2 million in the year ended December 31, 1995 from $44.5 million in the year ended December 31, 1994, an increase of $19.7 million, or 44%. This increase was attributable to increased leasing revenue resulting from a larger container fleet, which by year-end 1995 had grown by approximately 73,000 TEUs from the previous year.


    Lease Operating and Administrative Expenses. The Company's lease operating and administrative expenses decreased to $4.7 million in the year ended December 31, 1995 from $5.7 million in the year ended December 31, 1994, a decrease of $1.0 million, or 18%. The decrease was primarily attributable to lower lease operating expenses of $.9 million, resulting from lower storage costs due to high utilization and lower lease commissions resulting from the capitalization of lease commissions.

    Depreciation and Amortization. The Company's depreciation and amortization expenses increased to $14.8 million in the year ended December 31, 1995 from $9.3 million in the year ended

December 31, 1994, an increase of $5.5 million, or 58%. The increase was due to the expanded operating lease fleet size.


    Gain on Sale of Leasing Equipment. The Company's gain on sale of leasing equipment remained at $.6 million for both the year ended December 31, 1995 and the year ended December 31, 1994.



    Interest Expense, Net. The Company's net interest expense increased to $21.6 million in the year ended December 31, 1995 from $11.1 million in the year ended December 31, 1994, an increase of $10.5 million, or 95%. The issuance of additional debt and lease financing necessary for capital expenditures resulted in an additional $9.9 million in interest expense, and decreased investment income of $.6 million accounted for the remaining increase in interest expense, net.


    Provision for Income Taxes. The Company's provision for income taxes increased to $1.2 million in the year ended December 31, 1995 from $1.0 million in the year ended December 31, 1994, an increase of $.2 million due to higher pre-tax earnings. The Company's effective tax rate approximated 5% in both years.

    Net Income. As a result of the factors described above, the Company's net income increased to $22.6 million in the year ended December 31, 1995 from $18.0 million in the year ended December 31, 1994, an increase of $4.6 million, or 25%.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    Revenues. The Company's consolidated revenues increased to $44.5 million in the year ended December 31, 1994 from $36.9 million in the year ended December 31, 1993, an increase of $7.6 million, or 21%. This increase was attributable to increased leasing revenue resulting from a 61,000 TEU increase in container fleet size from December 31, 1993 to December 31, 1994.

    Lease Operating and Administrative Expenses. The Company's lease operating and administrative expenses decreased to $5.7 million in the year ended December 31, 1994 from $6.0 million in the year ended December 31, 1993, a decrease of $.3 million, or 6%. The decrease was primarily attributable to lower lease operating expenses of $.5 million primarily resulting from lower handling, positioning and storage costs, offset by increased administrative expenses of $.2 million resulting primarily from inflation.

    Depreciation and Amortization. The Company's depreciation and amortization expenses increased to $9.3 million in the year ended December 31, 1994 from $8.1 million in the year ended December 31, 1993, an increase of $1.2 million, or 15%. The increase was due to the expanded operating lease fleet size.

    Gain (Loss) on Sale of Leasing Equipment. The Company's gain on sale of leasing equipment decreased to $.6 million in the year ended December 31, 1994 from $.9 million in the year ended December 31, 1993 due to lower sales activity in disposal of equipment.

    Interest Expense, Net. The Company's net interest expense increased to $11.1 million in the year ended December 31, 1994 from $7.6 million in the year ended December 31, 1993, an increase of $3.5 million. The issuance of additional debt and lease financing necessary for capital expenditures resulted in an additional $4.0 million interest expense. Offsetting this was an increase in investment income of $.5 million.

    Provision for Income Taxes. The Company's provision for income taxes increased to $1.0 million in the year ended December 31, 1994 from $.9 million in the year ended December 31, 1993, an increase of $.1 million due to higher pre-tax earnings. The Company's effective tax rate approximated 5% in both years.

    Net Income. As a result of the factors described above, the Company's net income increased to $18.0 million in the year ended December 31, 1994 from $15.1 million in the year ended December 31, 1993, an increase of $2.9 million, or 20%.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal liquidity needs are to meet debt service payments and to fund acquisitions of leasing equipment. To date, the Company has funded its acquisitions of leasing equipment and investments in direct finance leases from internally generated funds, including proceeds received from the sale of leasing equipment, the issuance of long-term debt and capital lease obligations and borrowings under existing credit facilities, as well as borrowings from the Parent. Since 1993 the Parent has guaranteed all significant borrowings of the Company. See "Recent Developments."


    The Company uses funds from various sources to finance the acquisition of equipment for lease to customers. The primary funding sources are cash provided by operations and borrowings, generally from banks, the issuance of capital lease obligations and the sale of the Company's debt securities. In addition, the Company generates cash from the sale of equipment being retired from the Company's fleet. In general, the Company seeks to meet debt service requirements from the leasing revenue generated by its equipment. Since 1990, the Company has been steadily increasing its fleet of containers and adding to its portfolio of finance leases. The Company generated cash flow from operations of $21.3 million and $21.0 million in the first three months of 1996 and 1995, respectively. In the first three months of 1996 and 1995, net cash provided by financing activities was $28.1 million and $22.3 million, respectively, resulting from the proceeds from the issuance of debt in excess of debt repayment. The Company purchased equipment costing $47.4 million and $41.9 million in the first three months of 1996 and 1995, respectively. The Company generated cash flow from operations of $56.1 million, $38.2 and $31.6 million in 1995, 1994 and 1993, respectively. In 1995, 1994 and 1993, net cash provided by financing activities was $117.4 million, $116.3 million and $21.9 million, respectively, the result of the proceeds from the issuance of debt in excess of debt repayment. The Company purchased equipment costing $177.3 million in 1995, $164.0 million in 1994, and $67.7 million in 1993.


    At December 31, 1995, the Company had $41.4 million in outstanding loans payable to the Parent, which the Company did not anticipate would be repaid until the maturity date of December 31, 1997. In addition, the Company borrowed approximately $14.0 million from the Parent, as a bridge financing in connection with a long-term bank financing which the Company concluded in April 1996. At that time, the Company repaid the bridge financing to the Parent. As a result of the offering contemplated hereby, all loans to the Company from the Parent are expected to be repaid.

    The Company, the Parent and an affiliate are participants in a $150.0 million revolving credit facility from a group of commercial banks. Any of the participants may borrow up to the total unused amount of the facility and all obligations are guaranteed by the Parent. At March 31, 1996, $40.0 million in loans to the Company were outstanding and $10.0 million in loans to the Parent were outstanding. The term of this facility extends until May 31, 1997 (unless the lenders elect to renew the facility), at which time 25% of the amount then outstanding becomes due, with the remaining 75% of the facility becoming payable in equal monthly installments over a five year period. In addition, as of March 31, 1996 the Company had operational lines of credit with banks totaling $63.0 million. As of March 31, 1996, $18.9 million was outstanding under these lines, all of which was guaranteed by the Parent. At March 31, 1996, the Company had total debt and capital lease obligations outstanding of $411.7 million. Subsequent to March 31, 1996, the Company has continued to incur and repay debt obligations in connection with financing its equipment leasing activities. In April 1996, the Company borrowed $68.0 million pursuant to a term loan agreement with a group of banks. See "Recent Developments." Following consummation of the offering made hereby and the use of proceeds thereof, the Company intends to repay $41.4 million to the Parent and approximately $43.6 million of outstanding third party borrowings. See "Use of Proceeds."

    As of March 31, 1996, commitments for capital expenditures for containers totalled approximately $40.0 million. The Company expects to fund such capital expenditures from the Company's operations and borrowings under its available credit facilities and new lease financings, as well as from additional funds raised through the issuance of debt securities in private and/or public markets.

    The Company believes that cash generated by continuing operations, together with existing credit facilities, the issuance of additional debt securities and the portion of the proceeds remaining from this offering after repayment of debt, will be sufficient to finance the Company's working capital needs for its existing business, planned capital expenditures and expected debt repayments over the next twelve months. The Company anticipates that long-term financing will continue to be available for the purchase of equipment to expand its business in the future.

    The following table sets forth certain historical cash flow information for the three months ended March 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1995.

                                                                                      THREE MONTHS
                                                       YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                                     ---------------------------    ----------------
                                                      1993      1994       1995      1995      1996
                                                     ------    -------    ------    ------    ------
Net cash provided by operating activities.........   $ 31.6    $  38.2    $ 56.1    $ 21.0    $ 21.3
Proceeds from disposition of leasing equipment....      9.9        5.0       3.1       0.9       0.9
Acquisition of leasing equipment..................    (52.8)    (103.2)    (94.8)    (20.4)    (13.1)
Investment in direct financing leases.............    (14.9)     (60.8)    (82.5)    (21.5)    (34.3)
Net proceeds of issuance of long-term debt and
  capital lease obligations in excess of payment
  of long-term debt and capital lease
obligations.......................................     21.9      116.3     117.4      22.3      28.1


    From time to time, the Company may enter into discussions with third parties regarding potential acquisitions or business combinations. If additional capital were to be required for any such acquisition, there can be no assurance that such additional capital would be available on terms acceptable to the Company.


INFLATION

    Management believes that inflation has not had a material adverse effect on the Company's results of operations. In the past, the effects of inflation on salaries and operating expenses have been largely offset through economies of scale achieved through expansion of the business and by the Company's ability to increase the lease rates for its equipment.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

    In the opinion of Baker & McKenzie, United States tax counsel to the Company, the following correctly describes the material U.S. federal income tax consequences to the Company and to a U.S. person (i.e., a U.S. citizen or resident, a U.S. corporation, a U.S. partnership, or an estate or trust subject to U.S. tax on all of its income regardless of source (a "U.S. Investor")) who invests in the shares of Common Stock and holds such shares as a capital asset. The following discussion does not generally address the tax consequences to a person who holds (or will hold), directly or indirectly, shares of Common Stock in the Company giving the holder the right to exercise 10% or more of the total voting power of the Company's outstanding shares of Common Stock (a "10% Shareholder"). Non-U.S. persons and 10% shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in the shares of Common Stock. In addition, this discussion does not address the U.S. tax treatment of certain types of U.S. Investors (e.g., individual retirement and other tax-deferred accounts, life insurance companies and tax-exempt organizations) or of persons other than U.S. Investors, all of whom may be subject to tax rules that differ significantly from those summarized below. The discussion below as it relates to U.S. tax consequences is based upon the provisions of the U.S.-Barbados Income Tax Convention (the "Treaty") and the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. Prospective investors are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effect of state, local or foreign tax laws to which they may be subject.

TAXATION OF THE COMPANY


    The Company is managed and controlled in Barbados and thus should be considered to be a resident of Barbados under the Treaty. Under the Treaty, the Company is generally subject to United States net federal income tax on business profits only to the extent attributable to the Company's United States permanent establishment. Income from the leasing of containers used in international trade, however, is exempt from both United States net federal income tax and the withholding tax under the Treaty, whether or not such income is attributable to the Company's United States permanent establishment. The Company is entitled to the benefits of the Treaty, including the U.S. tax exemption for container leasing income, only if it satisfies the requirements of the Treaty that prohibit "treaty shopping." Under the treaty shopping provision of the Treaty, the Company will be eligible for Treaty benefits if its principal class of shares is substantially and regularly traded on a recognized stock exchange. The Company believes that its shares of Common Stock will meet this test in the current year and for all future foreseeable years and that the treaty shopping provision would not apply. Even if the shares of Common Stock were not considered to be the Company's principal class of shares or were not considered to be substantially and regularly traded on a recognized stock exchange, the Company believes that it would likely satisfy alternative tests contained within the treaty shopping article of the Treaty so that it would be entitled to the benefits of the Treaty. If the treaty shopping provision were to apply, however, the Company's effective U.S. tax rate would be significantly higher than it currently is.


    If the Company or any of its subsidiaries were treated as a personal holding company ("PHC"), such corporation would be subject to a U.S. federal income tax of 39.6% of its taxable income (as determined after certain adjustments) to the extent amounts at least equal to such income are not distributed to its stockholders ("undistributed PHC income"). A PHC is a corporation (i) more than 50% in value of the stock of which is owned, directly or indirectly, by five or fewer individuals (without regard to their citizenship or residence) (the "PHC ownership test") and (ii) which receives 60% or more of its gross income, as specifically adjusted, from certain passive sources (the "PHC income test"). For purposes of the PHC income test, income of a foreign corporation means generally only gross income derived from United States sources or income that is effectively connected with a U.S. trade or business.

    It is likely that, in a given year, the Company or a subsidiary of the Company will satisfy the PHC ownership test. In addition, it is possible that, in a given year, the Company or a subsidiary of the Company will satisfy the PHC income test, thus resulting in treatment as a PHC. Even if the Company or a subsidiary were to be considered to be a PHC in a future year, however, the Company does not anticipate that it or any subsidiary would generate any material amount of undistributed PHC income that would be subject to the PHC tax (although no assurance can be given that this would continue to be the case). No benefits under the Treaty would exist with respect to the PHC tax, if applicable.

TAXATION OF U.S. INVESTORS

  Taxation of Distributions

    Subject to the discussion under "Foreign Personal Holding Company Status" and "Passive Foreign Investment Company Status" below, distributions in respect of Common Stock to U.S. Investors will constitute ordinary dividend income for United States federal income tax purposes to the extent such distributions are made from the current or accumulated earnings and profits of the Company, as determined in accordance with U.S. federal income tax principles. Such dividends, which will constitute foreign source income for U.S. foreign tax credit purposes, will not be eligible for the dividends received deduction otherwise allowed to corporations. To the extent, if any, that the amount of any such distribution exceeds the Company's current and accumulated earnings and profits as so computed, it will be treated first as a tax-free return of the U.S. Investor's tax basis in its Common Stock to the extent thereof, and then, to the extent in excess of such tax basis, as capital gain. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution.

  Dispositions of Common Stock

    Subject to the discussion under "Passive Foreign Investment Company Status" below, a U.S. Investor will recognize capital gain or loss for U.S. federal income tax purposes on a sale or other disposition of Common Stock in an amount equal to the difference between such U.S. Investor's tax basis in the Common Stock and the amount realized on the disposition. Such capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the Common Stock for more than one year at the time of the sale or exchange. Gain, if any, will generally be U.S. source gain for U.S. foreign tax credit purposes. There is a risk, however, that any loss will be allocated against non-United States source income for such purposes.

  Foreign Personal Holding Company Status

    The foregoing discussion assumes that the Company is not currently, and will not in the future, be classified as, a foreign personal holding company. Generally, if the Company (or any non-U.S. subsidiary of the Company) were treated as a foreign personal holding company for any year, a U.S. Investor would be taxed on the amount it would have received if the Company (or such subsidiary) had distributed all its undistributed foreign personal holding company income to U.S. Investors as a dividend. This would mean that a U.S. Investor would have income without necessarily receiving a corresponding amount of cash. A foreign personal holding company is a corporation (i) more than 50% of the stock of which (measured by vote or value) is owned, directly or indirectly, by five or fewer U.S. individuals (the "ownership test") and (ii) 60% or more of whose gross income, as specifically adjusted, consists of foreign personal holding company income (the "income test"). Foreign personal holding company income includes most types of passive income (such as interest, dividends and rent), but does not include rental income if such rental income constitutes at least 50% of the foreign corporation's gross income. It is likely that, in a given year, the Company will satisfy the ownership test. However, because the Company expects that, on an ongoing basis, rental income will constitute at least 50% of its gross income, the Company does not anticipate that it will satisfy the income test and thus should not be considered to be a foreign personal holding company in the current year or in any future foreseeable year. In addition, with respect to the Company's non-U.S. subsidiaries, the Company does not anticipate that any U.S. Investor will be adversely affected by these rules in the current year or in any future year. Although no assurance can be given that neither the Company nor any of its subsidiaries will be a foreign personal holding company, the Company intends to manage its business and the business of its subsidiaries so as to avoid foreign personal holding company status for itself and such companies, to the extent consistent with other business objectives.

  Passive Foreign Investment Company Status

    The foregoing discussion also assumes that the Company is not currently, and will not in the future be, classified as a "passive foreign investment company" ("PFIC"). If, during any taxable year of a non-U.S. corporation, either (i) 75% or more of such non-U.S. corporation's gross income consists of certain types of "passive" income (e.g., rents not derived in the active conduct of a trade or business and not received from related persons) or (ii) the average value (or, if the non-U.S. corporation so elects, the average adjusted basis) of such non-U.S. corporation's passive assets is 50% or more of the average value (or average bases) of all of such assets, then such non-U.S. corporation will be classified as a PFIC for such year and in succeeding years. If the Company were to be classified as a PFIC, a U.S. Investor holding Common Stock may be subject to increased tax liability in respect of gain realized on the sale of the Common Stock or upon the receipt of certain distributions, unless such person makes an election to be taxed currently on its pro rata portion of the Company's income, whether or not such income is distributed in the form of dividends or otherwise. In addition, if the Company were to become a PFIC and the election described above were not made for all years in which the Company was a PFIC, Common Stock acquired from a decedent would be denied a tax basis step-up to fair market value for U.S. federal tax purposes.

    Based on its current and projected income, assets and activities, the Company believes that its rental income is derived in the active conduct of a trade or business and that, therefore, it will not be classified as a PFIC for its current or any succeeding foreseeable taxable year. In addition, although no assurance can be given that the Company will not become a PFIC, the Company intends to manage its business so as to avoid PFIC status to the extent consistent with its other business objectives.

  Backup Withholding

    A U.S. Investor may, under certain circumstances, be subject to "backup withholding" at the rate of 31% with respect to the dividends paid on the Common Stock or the proceeds of sale, exchange or redemption of Common Stock unless such U.S. Investor (i) is a corporation or comes within certain other exempt categories, and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Investor's United States federal income tax liability. A U.S. Investor who does not provide a correct taxpayer identification number may be subject to penalties.

                   CERTAIN BARBADOS INCOME TAX CONSIDERATIONS

    As a company licensed under the Barbados International Business Company Act, the Company pays corporation income tax at rates between 1% and 2 1/2% of its worldwide net income. No other taxes are imposed on the Company under the laws of Barbados.

                                    BUSINESS


    The Company is one of the world's leading providers of shipping containers for use in international trade, with a container fleet totalling approximately 253,000 TEUs at March 31, 1996. The Company's containers are leased to over 100 customers throughout the world, including most of the world's 20 largest shipping lines, with particular emphasis on customers serving the Pacific Rim, where container shipping is estimated by industry sources to have increased by approximately 12% annually between 1990 and 1994. From 1991 through 1995, the Company's container fleet has grown by more than 166,000 TEUs and its net income has increased at a 46% compound annual growth rate.


    Since 1991, virtually all of the Company's new container acquisitions have been leased to customers under long-term (generally 5 to 8 year) lease arrangements, enabling the Company to achieve high utilization of its equipment (in excess of 95% as of December 31, 1995) and predictable revenues. As an element of its long-term leasing strategy, the Company has instituted a program of working closely with its customers to find cost-effective ways to meet each customer's individual requirements for container design or delivery. In many cases, customers have collaborated with the Company to develop a set of specifications meeting their customer's particular requirements. The Company purchases containers it leases to customers primarily through manufacturing programs it has established with more than 15 manufacturing facilities located in Asia that satisfy the Company's quality standards. Similarly, in cases where a customer has special delivery requirements for containers being leased (such as a need for containers on specified dates in a location where containers are in short supply), the Company handles the logistics of matching the customer's needs with the various manufacturing programs it has arranged, utilizing its extensive relationships with shipping agents, freight forwarders and regional shipping lines around the world to meet the customer's delivery schedule in a cost-effective manner. Moreover, the Company's willingness to provide financing to its customers by leasing containers under a direct finance lease arrangement has helped to make it an attractive source of containers for its customers. The Company believes that these special services it offers its customers have distinguished the Company from most other container leasing companies.

    In financing its equipment acquisitions, the Company generally matches its own equipment financing to the length of the related long-term lease. In addition to its long-term leasing activities, the Company also operates a small short-term master lease fleet made up of older units previously leased to customers and on which the Company's indebtedness was largely amortized during the initial lease term.

    The Company was founded in 1968 by members of its senior management who were involved in the development of containerization in the early 1960s. Since then, the Company has continued to be an innovator in container design and container logistics. The Company believes that among the key factors in its success have been the long-standing relationships management has established with most of the world's major shipping lines, its worldwide network of over 40 offices, agents and sales representatives who maintain contact with its customers, and its record of offering innovative logistical solutions to these customers.

INDUSTRY BACKGROUND

  Development of Container Usage

    The container shipping industry developed in the 1950s when ships were first specifically designed to carry freight in containers. The adoption of uniform standards for containers in 1968 by the ISO precipitated a rapid growth of the container industry, reflecting shipping companies' recognition of the advantages of containerization over traditional "break bulk" transportation of cargo in which the goods are unpacked and repacked at various intermediate points en route to their final destination. This growth resulted in substantial investments in containers, container ships, port facilities, chassis, specialized railcars and handling equipment.

    The container shipping industry is an important component of global trade. The industry includes a wide range of participants, including international shipping lines, freight forwarders, container leasing companies, manufacturers, port operators, and a variety of financial institutions. Container leasing companies such as the Company operate fleets of containers which are leased primarily to shipping lines for use in world trade. Although the demand for containers is influenced primarily by the volume of international and domestic trade, in recent years the market share of containerized cargo has grown at a faster rate than world trade as a whole. The rapid growth in the container industry has been due to several factors, including the existence of geographical trade imbalances, the expansion of shipping lines, and changes in manufacturing practices, such as growing reliance on "just-in-time" inventory methods and increased exports by certain technologically advanced countries of component parts for assembly in other countries and the subsequent re-importation of finished products.

  Intermodal Transportation

    The fundamental component of intermodal transportation, a container provides a secure and cost-effective method of transporting finished goods and component parts because it is generally freely interchangeable between different modes of transport, making it possible to move cargo from a point of origin to a final destination without the repeated unpacking and repacking of the goods required by traditional shipping methods. The same container may be carried successively on a ship, railcar and by truck and across international borders with minimal customs formalities. Containerization is more efficient, more economical and safer in the transportation of cargo than break bulk transport. By eliminating manual repacking operations when differing modes of transportation are used, containerization reduces freight and labor costs. In addition, automated handling of containers permits faster loading and unloading and more efficient utilization of transportation equipment, thereby reducing transit time. The protection provided by sealed containers also reduces damage to goods and loss and theft of goods during shipment. Containers may also be picked up, dropped off, stored and repaired at independent common user depots located throughout the world.

    Most containers are constructed of steel in accordance with recommendations of the ISO, although they can be constructed with other materials such as aluminum, which is lighter but more expensive than steel. The TEU is the standard measure of dimension for containers used in international trade, using the standard 20-foot dry cargo container as the unit of measurement. The basic container type is the general purpose dry cargo container (accounting for approximately 85% of the world's container fleet), which measures 20 or 40 feet long, 8 feet wide and 8 1/2 or 9 1/2 feet high. In general, 20-foot containers are used to carry heavy, dense cargo loads (such as industrial parts and certain food products) and in areas where transport facilities are less developed, while 40-foot containers are used for lighter weight finished goods (such as apparel, electronic appliances and other consumer goods) in areas with better developed transport facilities. Standards adopted by the International Convention for Safe Containers and the Institute of International Container Lessors govern the operation and maintenance of containers.

  Industry Size, Trends, Dynamics



    The following graph demonstrates the growth of worldwide container shipments over the five year period ended December 31, 1994.




        [Graph demonstrates growth of worldwide container shipments.]




    In response to the increase in the volume of international and domestic trade, the world's largest shipping lines have expanded their capacity for handling containers. According to industry sources, in 1995, there were a total of 5,978 container ships in service and on order with total carrying capacity of
4.4 million TEUs. During 1995 alone, new orders were placed for a total of 233 vessels with an overall loading capacity of 486,000 TEUs. Moreover, due to the advantages of intermodal containerization and the increased globalization of the world economy, the use of containers for domestic intermodal transportation has also grown over the last few years. Greater use of containers on cargo ships has led railroad and trucking companies to develop the capacity to transport containers domestically by chassis and railcar. In addition, shipping companies have begun soliciting domestic freight in order to mitigate the cost of moving empty containers back to the port areas for use again in international trade. The introduction in the mid-1980's of the double stack railroad car, specially designed to carry containers stacked one on top of another, accelerated the growth of domestic intermodal transportation by reducing shipping costs still further. Due to these trends, an increasing portion of domestic cargo is now being shipped by container instead of by a conventional highway trailer.


COMPANY STRATEGY

    The Company's business strategy consists of several key elements which, taken together, have enabled the Company to expand its container leasing business and increase its net income over the last few years. The Company believes that these strategies have served to differentiate the Company from most other container leasing companies and have established the Company as one of the world's leading suppliers of newly manufactured containers to the shipping industry. The principal aspects of the Company's business strategy are summarized below.

    Emphasis on long-term leases. Currently, over 90% of the Company's container fleet is leased to customers under long-term agreements. The Company has found that long-term leases tend to minimize the impact of economic cycles on the Company's revenues and enable the Company to achieve high utilization, which produces predictable cash flow and revenues. In addition, the lower rate of container turnover inherent in long-term leases enables the Company to concentrate on the expansion of its asset base through the purchase and lease of new equipment, rather than expending resources on the repeated re-marketing of its existing container fleet. Long-term leases also reduce the potential for conflicts with customers over responsibility for damage to returned equipment and facilitate the Company's efforts to maintain long-standing relationships with a solid base of core customers. In connection with its long-term leasing strategy, the Company also seeks to eliminate interest rate risks by matching its financing with the lease terms of the related long-term leases and anticipated renewals.

    Attention to customer relationships and customization of equipment. In addition to maintaining close relationships with its large customer base through its extensive network of local agents, the Company continuously involves its senior management directly in its customer relationships. An important element in the Company's customer relationships is its policy of working closely with customers to find cost-effective ways to meet each customer's individual needs. In situations where a customer has special equipment requirements, such as a need for a specific type of flooring or a desire to have containers painted with the customer's distinctive colors and logo, the Company encourages the customer to work with the Company's commercial staff to design the container that best suits the customer's objectives. The Company's relationships with various manufacturers, where the Company arranges for on-site inspectors to insure quality of production, have enabled it to meet these special needs efficiently and cost-effectively. Similarly, in many instances customers will request delivery of containers in a location where containers are in short supply. The Company is able to rely on its extensive container logistics network of freight forwarders, shipping agents and regional shipping lines to fulfill such requests by finding innovative ways of efficiently and cost-effectively transporting new containers from the manufacturing facilities to the locations worldwide where they may be needed. For example, containers manufactured in China may be loaded with cargo for Surabaja, Indonesia by the Company's Chinese agent. Upon arrival in Surabaja, the Company's Indonesian agent will deliver containers in Indonesia, where needed by a customer, and upon delivery the Company would enter into a long-term lease with its customer.


    Efficient organization and hands-on management. The Company currently operates its business without a cumbersome corporate bureaucracy and without numerous levels of middle and senior management, relying on its experienced personnel and use of state-of-the-art information systems to achieve maximum productivity. Moreover, the Company continually seeks to improve its operating structure. Accordingly, as of March 31, 1996, the Company directly employed 26 persons. The Company efficiently uses the services of the Parent provided under the existing management services agreement. See "Management--Management Services Agreement." Because of this philosophy, the Company's field personnel, agents and sales representatives have direct access to senior management, all of whom are involved in the daily operations of the business. This enables the Company to respond quickly to customer requests, and management believes the resulting flexibility provides a competitive advantage in managing the Company's business. Members of the Company's senior management have an average of more than 15 years in the container leasing business. As a result of this extensive experience in the industry, senior management has an in-depth understanding of the leasing business and its dynamics as well as the needs of shipping lines. In addition, because members of the Company's senior management own a controlling interest in the Parent, which will continue to be the Company's principal stockholder following this offering, senior management is highly motivated to take actions that will increase the Company's revenues and profitability.


    Expanded access to low-cost capital. The Company's financial condition, together with the investment grade rating of the Parent, have enabled the Company to borrow funds to expand its container fleet on a long-term basis on favorable terms. This has enhanced the Company's profitability and has allowed it to offer competitive rates to its customers. The Company believes that the expansion of its capital base through the proceeds of this offering will position the Company to arrange improved terms for future financings.

    Close working relationships with container manufacturers. For its container purchases, the Company primarily relies on approximately 15 manufacturing facilities located in China and elsewhere in Asia which have consistently met the Company's quality standards and accommodated the special container design or other specifications which many of the Company's customers request. At the same time, because the Company purchases containers on a regular and consistent basis and in large quantities, it normally does not pay a premium price to procure containers.

    Due to the nature of international trade, geographic areas of peak demand for containers are frequently subject to change. As a result, the Company continuously searches for new partners to establish manufacturing facilities in emerging markets. Such strategic locations form an important base to distribute containers to ports worldwide.

    Maintenance of high quality and young container fleet. Management believes that the Company's container fleet, which averages approximately 2 1/2 years old, is one of the youngest container fleets among the world's large container lessors. This, coupled with its high quality standards for containers, as well as the ability to deliver containers conforming to particular customer specifications, serves to make the Company's equipment especially attractive to customers and often results in a container remaining in a shipping company's fleet for a longer period than may typically be the case with some of the Company's competitors who offer a more generic product.

BENEFITS OF LEASING

    Leasing companies own approximately half of the world's container fleet, with the balance owned predominantly by shipping lines. Leasing companies have maintained this market position because container shipping lines receive both financial and operational benefits by leasing a portion of their equipment. The principal benefits to shipping lines of leasing are:

    . to provide shipping lines with an alternative source of off-balance sheet financing in a traditionally capital-intensive industry;

    . to enable shipping lines to expand their routes and market shares at a relatively inexpensive cost without making a permanent commitment to support their new structure;

    . to enable shipping lines to benefit from leasing companies' anticipatory buying and volume purchases, thereby offering them attractive pricing and prompt delivery schedules;

    . to enable shipping lines to accommodate seasonal and/or directional trade route demand, thereby limiting their capital investment and storage costs; and

    . to enable shipping lines at all times to maintain the optimal mix of equipment types in their fleets.


    Because of these benefits, container shipping lines generally obtain a significant portion of their container fleets from leasing companies, either on short-term or long-term leases. Short-term leases provide a considerable degree of operational flexibility in allowing a customer to pick up and drop off containers at various locations worldwide at any time. However, customers pay for this flexibility in the form of substantially higher lease rates for short-term leases and drop-off charges for the privilege of returning equipment to certain locations. Most short-term leases are "master leases," under which a customer reserves the right to lease a certain number of containers as needed under a general agreement between the lessor and the lessee. Long-term leases provide the lessee with advantageous pricing structures, but usually contain an early termination provision allowing the lessee to return equipment prior to expiration of the lease only upon payment of an early termination fee. Since 1991, the Company has experienced minimal early returns under its long-term leases, primarily because of the penalties involved and because customers must immediately return all containers covered by the particular long-term lease being terminated, generally totalling at least several hundred units, and bear substantial costs related to their repositioning and repair. Frequently, a lessee will retain long-term leased equipment well beyond the initial lease term. In these cases, long-term leases will be renewed at the then prevailing market rate, either for additional one year periods or as part of a short-term agreement. In some cases, the customer has the right to purchase the equipment at the end of a long-term lease. The Company's long-term leases generally have five to eight year terms.


    The Company often enters into long-term "direct finance" leases. Under a direct finance lease, the customer owns the container at the expiration of the lease term. Although customers pay a higher per diem rate under a direct finance lease than under a long-term operating lease, a direct finance lease enables the Company to provide customers with access to financing on terms generally comparable to those available from financial institutions which provide this type of financing. The percentage of the Company's revenues provided by direct finance leases has increased from 12% in 1991 to 27% in 1995.

    Shipping lines generally spread their business over a number of leasing companies in order to avoid dependence on a single supplier.

MARKETING AND CUSTOMERS

    The Company leases its containers to over 100 shipping and transportation companies throughout the world, including most of the world's 20 largest international container shipping lines. With a network of offices and agents covering all major ports in the United States, Europe and the Far East, the Company is able to supply containers in nearly all locations requested by its customers. In 1995, the Company's top 25 customers represented approximately 85% of its revenues, with no single customer accounting for more than 10%. The customer accounting for the largest portion of the Company's revenues can change from year to year.

    Recognizing the importance of its network of offices and agents, which provides the Company with a system enabling it to quickly respond to clients' needs, as well as immediate information concerning shifts in volume and geographic demand for containers, the Company has invested substantial resources in establishing and maintaining its network and continually looks to improve it.

OPERATIONS

  Lease Terms

    Lease rentals are typically calculated on a per diem basis, regardless of the term of the lease. The Company's operating leases generally provide for monthly or quarterly billing and require payment by the lessee within 30 to 60 days after presentation of an invoice, while direct finance leases generally require payments monthly in advance. Generally, the lessee is responsible for payment of all taxes and other charges arising out of use of the equipment and must carry specified amounts of insurance to cover physical damage to and loss of equipment, as well as bodily injury and property damage to third parties. In addition, the Company's leases usually require lessees to repair any damage to the containers, although in certain circumstances the Company relieves lessees of the responsibility of paying repair costs in return for higher lease payments. Lessees are also required to indemnify the Company against losses to the Company arising from accidents or similar occurrences involving the leased equipment. The Company's leases generally provide for pick-up, drop-off and other charges and set forth a list of locations where lessees may pick up or return equipment.

  Sources of Supply

    Because of the rising demand for containers and the availability of relatively inexpensive labor in the Pacific Rim, approximately 50% of world container production now occurs in China. Containers are also produced in other Asian countries, such as Korea, Malaysia, Indonesia, Taiwan and, to a lesser extent, Thailand and India, and in Europe, South America and South Africa. Although the Company does not own any manufacturing facilities, it has strong relationships with numerous manufacturers throughout the world, providing the Company with access to adequate manufacturing capacity. See "Investment Considerations--Risks of Manufacturing in China."

    Upon completion of manufacture, new containers are inspected to insure that they conform to applicable standards of the ISO and other international self-regulatory bodies. The Company also retains an independent contractor as an inspector at each of the manufacturing facilities it utilizes to insure that containers produced conform to the Company's manufacturing standards.

  Maintenance, Repairs and Refurbishment

    Maintenance for new containers has generally been minor in nature. However, as containers age, the need for maintenance increases, and they may eventually require extensive maintenance.

    The Company's customers are generally responsible for maintenance and repair of equipment. However, when wear and tear to equipment is excessive, the equipment may have to be refurbished or remanufactured. Refurbishing and remanufacturing involve substantial cost. Because facilities for this purpose are not available at all depots or branches, equipment requiring refurbishment or remanufacture may have to be repositioned, at additional expense, to the nearest suitable facility. Alternatively, the Company may elect to sell equipment requiring refurbishment.

  Equipment Tracking and Billing

    The Company uses a computer system with proprietary software for equipment tracking and billing to provide a central operating data base showing the Company's container leasing activities. The system processes information received electronically from the Company's regional offices. The system records the movement and status of each container and links that information with the complex data comprising the specific lease terms in order to generate billings to lessees. More than 14,000 movement transactions per month are routinely processed through the system, which is capable of tracking revenue on the basis of individual containers. The system also generates a wide range of management reports containing information on all aspects of the Company's leasing activities.

  Depots

    The Company operates out of approximately 40 depots throughout the world. Depots are facilities owned by third parties at which containers and other items of transportation equipment are picked up and returned by customers, and stored, maintained and repaired. The Company retains independent agents at these depots to handle and inspect equipment delivered to or returned by lessees, store equipment that is not leased and handle maintenance and repairs of containers. Some agents are paid a fixed monthly retainer to defray recurring operating expenses and some are guaranteed a minimum level of commission income. In addition, the Company generally reimburses its agents for incidental expenses.

  Repositioning and Related Expenses

    If lessees in large numbers return equipment to a location which has a larger supply than demand, the Company may incur expenses in repositioning the equipment to a location with higher demand. Such repositioning expenses generally range between $50 and $500 per item of equipment, depending on geographic location, distance and other factors, and may not be fully covered by the drop-off charge collected from the lessee. In connection with necessary repositioning, the Company may also incur storage costs, which generally range between $.20 and $2.50 per TEU per day. In addition, the Company bears certain operating expenses associated with its containers, such as the costs of maintenance and repairs not performed by lessees, agent fees, depot expenses for handling, inspection and storage and any insurance coverage in excess of that maintained by lessees. The Company's insurance coverage provides protection against various risks but generally excludes war-related and other political risks.

  Disposition of Containers and Residual Values

    From time to time, the Company sells equipment that was previously leased. The decision whether to sell depends on the equipment's condition, remaining useful life and suitability for continued leasing or for other uses, as well as prevailing local market resale prices and an assessment of the economic benefits of repairing and continuing to lease the equipment compared to the benefits of selling. Containers are usually sold to shipping or transportation companies for continued use in the intermodal transportation industry or to secondary market buyers, such as wholesalers, depot operators, mini storage operators, construction companies and others, for use as storage sheds and similar structures.

    At the time of sale, the residual value of a container will depend, among other factors, upon mechanical or economic obsolescence, as well as its physical condition. While there have been no major technological advances in the short history of containerization that have made active equipment obsolete, several changes in standards have decreased the demand for older equipment, such as the increase in the standard height of containers from 8 feet to 8 1/2 feet in the early 1970's.

COMPETITION

    There are many companies leasing containers with which the Company competes. Some of the Company's competitors have greater financial resources than the Company or are subsidiaries or divisions of much larger companies. Management believes that the Company is currently one of the world's largest dry cargo container leasing companies.

    In addition, the containerized shipping industry which the Company services competes with providers of alternative methods of transporting goods, such as by air, truck and rail. The Company believes that in most instances such alternative methods are not as cost-effective as shipping of containerized cargo.

    Because rental rates for containers are not subject to regulation by any government authority but are determined principally by the demand for and supply of equipment in each geographical area, price is one of the principal methods by which the Company competes. In times of low demand and excess supply, leasing companies tend to grant price concessions, such as free days or pick-up credits, in order to keep their equipment on lease and to avoid storage charges. The Company attempts to design lease packages tailored to the requirements of individual customers and considers its long-term relationships with customers to be important to its ability to compete effectively. The Company also competes on the basis of its ability to deliver equipment in a timely manner in accordance with customer requirements.

CREDIT RISK

    The Company maintains close relationships with a large customer base and maintains detailed credit records in connection therewith. The Company's credit policy sets maximum exposure limits for various customers. Credit criteria may include, but are not limited to, customer trade routes, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, and operational history. Since 1991, the Company's uninsured losses from defaults by customers have averaged less than 1% of revenues.

    The Company seeks to reduce credit risk by maintaining insurance coverage against defaults and equipment losses. Although there can be no assurance that such coverage will be available in the future, the Company currently maintains contingent physical damage, recovery/repatriation and loss of revenue insurance which provides coverage in the event of a customer's default. The policy covers the cost of recovering the Company's containers from the customer, including repositioning costs, the cost of repairing the containers and the value of containers which cannot be located or are uneconomical to recover. It also covers a portion of the lease revenues the Company may lose as a result of the customer's default (i.e., six months of lease payments following default). The Company has the option to renew the current policy through August 1999, subject to premium adjustment.

REAL PROPERTIES

    The Company does not own any real estate. All of the Company's commercial office space, aggregating approximately 14,500 square feet, is leased. The Company's executive offices in the United States are located at the Parent's headquarters at 211 College Road East, Princeton, New Jersey 08540 and its international executive offices are located at Suite 101, Stevmar House, Rockley, Christ Church, Barbados. The Company also leases office facilities in New York City, Aberdeen, Antwerp, Basel, Hong Kong and Singapore.

EMPLOYEES

    As of May 31, 1996, the Company directly employed 26 employees, 5 of whom are based in the United States. None of the Company's employees is covered by a collective bargaining agreement. The Company believes its relations with its employees are good. See "Management--Management Services Agreement."

LEGAL PROCEEDINGS

    The Company is engaged in various legal proceedings from time to time incidental to the conduct of its business. In the opinion of management, the Company is adequately insured against the claims relating to such proceedings, and any ultimate liability arising out of such proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the executive officers and directors of the Company:


    NAME                                     AGE             POSITIONS AND OFFICES
- ------------------------------------------   ---   ------------------------------------------

Martin Tuchman............................    55   Chairman of the Board of Directors and
                                                   Chief Executive Officer

Raoul J. Witteveen........................    41   President, Chief Operating Officer, Chief
                                                   Financial Officer and Director

Warren L. Serenbetz.......................    72   Director

Frank Sellier.............................    53   Managing Director (Barbados) and Director

Ernst Baenziger...........................    61   Director

Eric Beerlandt............................    49   Director

David N. King.............................    53   Director

Eddie Wang................................    46   Alternate Director to Eric Beerlandt

Arthur L. Burns...........................    51   General Counsel and Secretary

William Geoghan...........................    46   Vice President and Controller

James Tan Seng Chwee......................    50   General Manager--Interpool PTE (S) Ltd.

Gerald J. Roof............................    61   Vice President, North America Sales and
                                                   Marketing



    Martin Tuchman, Chairman of the Board of Directors and Chief Executive Officer of the Company since February 1988, has also served as Chairman of the Board of Directors and Chief Executive Officer of the Parent since February 1988. Mr. Tuchman co-founded the Company in 1968. He also has served as a director of Trac Lease, Inc. ("Trac Lease"), a subsidiary of the Parent, since June 1987 and as Chief Executive Officer of Trac Lease since January 1988. Mr. Tuchman has served on the board of directors of Microtech Leasing Corp., a subsidiary of the Parent, since May 1987. He has also been Chairman of the Board of Directors of Princeton International Properties, Inc., a family-owned real estate company. Princeton International Properties owns and has interests in properties located in Princeton, New Jersey. Mr. Tuchman was previously a member of the Society of Automotive Engineers as well as the American National Standards Institute. Currently, Mr. Tuchman is a member of the United Nations Business Council, a council comprised of leading international executives, organized to promote understanding and cooperation between business and government, and is also a member of the Board of Trustees of the New Jersey Institute of Technology. Mr. Tuchman holds a bachelor's degree in mechanical engineering from the New Jersey Institute of Technology (Newark College of Engineering) and a master's degree in business administration from Seton Hall University.



    Raoul J. Witteveen has been President, Chief Operating Officer, Chief Financial Officer and a director of the Company since April 1988, and has been President, Chief Operating Officer, Chief Financial Officer and a director of the Parent since March 1993. He is a co-founder of Trac Lease, a subsidiary of the Parent, and has been Chief Financial Officer, Vice President and a director of Trac Lease since June 1987. He is also a director of Microtech Leasing Corp., a subsidiary of the Parent. From 1982 to 1986, he served in a variety of management capacities at Thyssen, the former parent of the Company. Mr. Witteveen holds a bachelor's degree in economics and business administration and a master's degree in economics from the Erasmus University in Rotterdam, The Netherlands.

    Warren L. Serenbetz, after co-founding the Company in 1968, served as the Company's President and Chief Executive Officer and as a director until 1975, after which he was director, Chairman of the Executive Committee and Chief Executive Officer until his retirement in 1986. Mr. Serenbetz rejoined the Board of Directors of the Company in 1988. He has been a director of the Parent since February 1988 and served as Executive Consultant to the Parent from 1992 to 1995. He has also been a director of Trac Lease since its founding in June 1987. He is also a director of Microtech Leasing Corp. Mr. Serenbetz is currently president of Radcliff Group Inc. He has been active in industry affairs, serving as an officer, director and member of various world trade and shipping associations. Mr. Serenbetz holds a bachelor's degree in engineering from Columbia University and a master's degree in industrial engineering from Columbia University.


    Frank Sellier has been the Managing Director and a director of the Company since May 1992. He joined the Company in 1978 in the customer service department and has held various positions including collections manager and manager of contract administration. Mr. Sellier holds a bachelor's degree in business from Baruch College.


    Ernst Baenziger has been an employee of the Company since 1977, serving as Senior Vice President and a director of the Company since 1991 responsible for the Company's Europe, Far East, Australia and New Zealand operations. He is also Managing Director of its Basel, Switzerland branch, handling sales and operations, and a managing director of CTC Equipment A.G. Mr. Baenziger holds a bachelor's degree in economics and business administration from Handelshochschule, St. Gallen.

    David N. King has been a director of the Company since 1990. Mr. King is a Barrister and Attorney-at-Law engaging in the practice of law in Barbados. From 1982 to 1986 he acted as the first in-house Legal Counsel to the Central Bank of Barbados. Mr. King holds an L.L.B. from London School of Economics and Barrister's qualification.


    Eric Beerlandt, a director of the Company since 1993, joined the Company in 1973. Mr. Beerlandt serves as general manager of the Company's Antwerp office, heads the Company's sales and operational interests in the Benelux countries, France, Germany, Portugal, Scandinavia, Spain, the United Kingdom, the Middle East and Africa. Mr. Beerlandt holds a bachelor's degree in linguistics from Antwerp State University in Belgium.



    Eddie Wang serves as an alternate director to Eric Beerlandt. Mr. Wang is the regional manager for the Far East and manager of the Company's activities in Taiwan. Mr. Wang holds a bachelor's degree in navigation from the National Maritime University of Taiwan.


    Arthur L. Burns, formerly Senior Vice President of Law and Administration and Secretary of the Company since 1986, has served as General Counsel and Secretary to the Company since June 1, 1996. Since that date Mr. Burns has also served as General Counsel and Secretary to the Parent. Prior to joining the Company, Mr. Burns served as assistant general counsel to GATX Leasing Corp. between 1975 and 1980, and as an associate attorney at the New York law firm of Cahill, Gordon & Reindel from 1969 to 1975. Mr. Burns holds a bachelor's degree in economics from Holy Cross College and a law degree from Fordham University School of Law.

    William Geoghan, Vice President and Controller of the Company since January 1989, is a certified public accountant and has served as Controller of the Parent since April 1992. He joined the Company in 1981 and served as assistant controller for the Company from 1985 to 1989. Mr. Geoghan holds a bachelor's degree in commerce from Rider University.


    James Tan Seng Chwee, who joined the Company in 1977, is general manager of Interpool PTE (S) Ltd., a Singapore-based subsidiary of the Company and its Far East regional office. With over 25 years experience in the shipping and cargo transportation industry, Mr. Tan handles sales and marketing, operations and general administration for eastern Russia, Korea, Japan, South-east Asia, the Indian Sub-Continent, Australia and New Zealand. His responsibilities also include inventory reporting for South-east Asia, Japan and Korea.


    Gerald J. Roof, with over 30 years experience in the container and chassis leasing business, is responsible for sales and marketing. He joined the Company in 1975. Previously, Mr. Roof was vice president of Uniflex Corporation from 1973 to 1975, general manager (North/South America) of Integrated Container Service from 1966 to 1973, and a senior sales representative of Railway Express Agency from 1957 to 1966.

    There are no family relationships between members of the Board or any executive officers of the Company.


    Prior to consummation of the offering made hereby, the Company intends to create a Compensation Committee and an Audit Committee. A majority of the members of the Compensation Committee will be independent directors. All of the Audit Committee members will be independent directors in order to comply with NYSE requirements. It is contemplated that, following the completion of the offering made hereby, at least two additional directors who are not officers or directors of the Company or the Parent will be elected to the Company's Board of Directors.


EXECUTIVE COMPENSATION

    The Company does not directly pay any compensation to its Chief Executive Officer and certain of its other executive officers who are also executive officers of the Parent. Instead, such individuals are compensated by the Parent. The Company pays fees to the Parent pursuant to the Management Services Agreement as consideration for such services. See "Management Services Agreement."

    The following table sets forth the portion of the compensation paid or accrued by the Parent during 1995 to or on behalf of each of its executive officers who earned over $100,000 from the Parent which was attributable to services rendered to the Company:

                           SUMMARY COMPENSATION TABLE

                                                            SALARY      BONUS      COMMISSIONS
                                                           --------    --------    -----------
Martin Tuchman..........................................   $200,000(1) $      0     $       0
Raoul J. Witteveen......................................    200,000(1)        0             0
Ernst Baenziger.........................................    177,600           0       480,000
Eric Beerlandt..........................................    101,800     105,000             0
Gerald J. Roof..........................................    103,000      25,000             0

- ------------

(1) This amount represents the portion of such officer's compensation allocated to the Company pursuant to the Management Services Agreement.

COMPENSATION OF DIRECTORS

    Beginning upon the consummation of the offering made hereby, each member of the Board who is not an officer or executive consultant of the Company or the Parent will receive an annual fee of $5,000 for serving on the Board plus $500 and reimbursement of expenses for each Board or committee meeting attended. Directors of the Company received no compensation, as directors, during the Company's last fiscal year.

MANAGEMENT SERVICES AGREEMENT


    In July 1996, the Company entered into the Management Services Agreement with the Parent pursuant to which the Company is furnished with the services of certain senior management and other personnel who are employees of the Parent, and certain administrative, support and other services, including financial reporting, data processing, customer services, collections, payroll, accounting and computerized equipment tracking, for a fixed annual fee. The amount of such fee for the 12-month period ending June 30, 1997 will be $1,150,000, and such fee will increase each subsequent year based on the increase in the Consumer Price Index for the New York City metropolitan area. The Management Services Agreement extends until June 30, 2001 and may be renewed by the parties on the same terms for additional five-year periods. The Company believes that the fees payable under the Management Services Agreement are commensurate with those that would be available from non-affiliated entities. Prior to the Management Services Agreement, the Company and the Parent were party to a similar management services agreement effective January 1, 1994. For 1995, the Company paid an aggregate of approximately $934,000 to the Parent for services rendered to it and for reimbursement of expenses incurred on the Company's behalf by the Parent pursuant thereto.


EMPLOYMENT CONTRACTS

    The Company assumed an employment agreement from its Belgian subsidiary with Eric Beerlandt dated as of May 1, 1981, as amended on February 16, 1996. Pursuant to the employment agreement, Mr. Beerlandt receives a base salary in 1996 of $122,569. Mr. Beerlandt is entitled to an annual vacation and vacation pay pursuant to the laws of Belgium.

    Certain members of the Company's management, including Messrs. Tuchman and Witteveen, have employment agreements with the Parent.

STOCK OPTION PLAN FOR EXECUTIVE OFFICERS AND DIRECTORS


    The Company's 1996 Stock Option Plan for Executive Officers and Directors (the "Stock Option Plan") was adopted by the Company's Board of Directors and approved by its sole shareholder in July 1996. A total of five million shares of Common Stock have been reserved for issuance under the Stock Option Plan. Options may be granted under the Stock Option Plan to executive officers and/or directors of the Company or a subsidiary (including any executive consultant of the Company and its subsidiaries), whether or not they are employees. To date, no options have been granted under the Stock Option Plan.


    The Stock Option Plan is administered by a committee of the Board of Directors (the "Stock Option Committee") consisting of at least two directors. The Stock Option Plan does not require that the members of the Stock Option Committee be "disinterested persons" within the meaning of Rule 16b-3, as from time to time amended, under the Securities Exchange Act of 1934. The Stock Option Committee has the authority, within limitations as set forth in the Stock Option Plan, to establish rules and regulations concerning the Stock Option Plan, to determine the persons to whom options may be granted, the number of shares of Common Stock to be covered by each option, and the terms and provisions of the option to be granted. The Stock Option Committee has the right to cancel any outstanding options and to issue new options on such terms and upon such conditions as may be consented to by the optionee affected. In addition, the Stock Option Committee has the authority, subject to the terms of the Stock Option Plan, to determine the appropriate adjustments in the terms of each outstanding option in the event of a change in the Common Stock or the Company's capital structure.

    Options granted under the Stock Option Plan may be either incentive stock options ("ISO's") within the meaning of Section 422 of the Code, or non-qualified stock options ("NQSO's"), as the Stock Option Committee may determine. No option intended to qualify as an ISO may be granted to any individual who, at the time of grant, is not an employee of the Company or a subsidiary of the Company. The exercise price of an option will be fixed by the Stock Option Committee on the date of grant, except that (i) the exercise price of an ISO granted to any individual who owns (directly or by attribution) shares of Common Stock possessing more than 10% of the total combined voting power of all classes of outstanding stock of the Company (a "10% Owner") must be at least equal to 110% of the fair market value of the Common Stock on the date of grant and (ii) the exercise price of an ISO granted to any individual other than a 10% Owner must be at least equal to the fair market value of the Common Stock on the date of the grant. Any options granted must expire within ten years from the date of grant (five years in the case of an ISO granted to a 10% Owner). Shares subject to options granted under the Stock Option Plan which expire, terminate or are canceled without having been exercised in full become available again for option grants. No options shall be granted under the Stock Option Plan more than ten years after the adoption of the Stock Option Plan.


    Options are exercisable by the holder subject to terms fixed by the Stock Option Committee. No option can be exercised until at least six months after the date of grant. However, an option will be exercisable immediately upon the happening of any of the following (but in no event during the six-month period following the date of grant or subsequent to the expiration of the term of an option): (i) the holder's retirement on or after attainment of age 65; (ii) the holder's disability or death; or (iii) the occurrence of such special circumstances or events as the Committee determines merits special consideration. Under the Stock Option Plan, a holder may pay the exercise price in cash, by check, by delivery to the Company of shares of Common Stock already owned by the holder, or, with respect to NQSO's and subject to approval by the Stock Option Committee, in shares issuable in connection with the option, or by such other method as the Stock Option Committee may permit from time to time.

    Options granted under the Stock Option Plan will be non-transferable and non-assignable; provided, however, that the estate of a deceased holder may exercise any options held by the decedent. If an option holder terminates employment with the Company and all subsidiaries or service as a director of the Company or a subsidiary while holding an unexercised option, the option will terminate immediately, but the option holder will have until the end of the tenth business day following his termination of employment or service to exercise the option. However, all options held by an option holder will terminate immediately if the termination is for cause, including but not limited to a result of a violation of such holder's duties. If cessation of employment or service is due to retirement on or after attainment of age 65, disability or death, the option holder or such holder's successor-in-interest, as the case may be, is permitted to exercise any option within three months of retirement or disability or within six months of death.

    The Stock Option Plan may be terminated and may be modified or amended by the Committee or the Board of Directors at any time; provided, however, that (i) no modification or amendment either increasing the aggregate number of shares which may be issued under options, increasing materially the benefits accruing to participants under the Stock Option Plan, or materially modifying the requirements as to eligibility to receive options will be effective without stockholder approval within one year of the adoption of such amendment and (ii) no such termination, modification or amendment of the Stock Option Plan will alter or affect the terms of any then outstanding options without the consent of the holders thereof. The Stock Option Committee may cancel or terminate an outstanding option with the consent of the holder and grant an option for the same number of shares to the individual based on the then fair market value of the Common Stock, which may be higher or lower than the exercise price of the canceled option.

DIRECTORS' PLAN


    The Company's Non-Qualified Stock Option Plan for Non-Employee, Non-Officer Directors (the "Directors' Plan") was adopted by the Board of Directors and approved by the sole stockholder in July 1996. The Directors' Plan provides for the automatic grant of non-qualified options to directors who are not employees or officers of the Company or the Parent. Under the Directors' Plan, a non-qualified stock option to purchase 2,000 shares of Common Stock is automatically granted to each eligible director of the Company, in a single grant effective upon the offering made hereby or, if later, the time the director first joins the Board of Directors. The Directors' Plan authorizes grants of options up to an aggregate of 100,000 shares of Common Stock. The exercise price per share is the fair market value of the Company's Common Stock on the date on which the option is granted (the "Grant Date"). The options granted pursuant to the Directors' Plan may be exercised at the rate of one-third of the shares on the first anniversary of the director's Grant Date, one-third of the shares on the second anniversary of the director's Grant Date and one-third of the shares on the third anniversary of the director's Grant Date, subject to certain holding periods required under rules of the Securities and Exchange Commission. Options granted pursuant to the Directors' Plan expire ten years from their Grant Date. The Directors' Plan is administered by the Stock Option Committee of the Board of Directors. The Stock Option Committee has the authority, subject to the terms of the Directors' Plan, to determine the appropriate adjustments in the event of a change in the Common Stock or the Company's capital structure, and to perform other administrative functions. The Directors' Plan permits the exercise of options upon the occurrence of certain events and upon termination of a director's service as a director (other than for cause), without regard to the three year schedule described above, under circumstances similar to those provided in the Stock Option Plan. The Directors' Plan may be terminated, amended or modified, and any options granted thereunder may be canceled or terminated, under circumstances similar to those provided in the Stock Option Plan. Pursuant to the Directors' Plan, in July 1996 options to purchase 2,000 shares of Common Stock at the public offering price of the shares offered hereby were granted, effective upon the offering made hereby, to the Company's independent directors. The Director's Plan specifically excludes each of Messrs. Tuchman, Witteveen, Serenbetz, Burns, Beerlandt, Baenziger and Wang from receiving grants of options.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During the last fiscal year of the Company, Messrs. Tuchman and Witteveen participated in deliberations of the Company's Board of Directors concerning executive officer compensation.

LIMITATION OF LIABILITY AND INDEMNIFICATION


    As permitted by the Companies Act of Barbados, the Company has adopted provisions in its By-Laws which eliminate, subject to certain conditions, the personal liability of directors to the Company and its stockholders for monetary damages for breach of the directors' fiduciary duties. The By-Laws also provide for the indemnification of directors and officers of the Company. The Company also has entered into agreements to indemnify its directors which are intended to provide the maximum indemnification permitted by Barbados law. These agreements, among other things, indemnify each of the Company's directors for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such director in any action or proceeding, including any action by or in the right of the Company, on account of such director's service as a director of the Company. The Company has obtained insurance for the benefit of the directors and officers of the Company and its subsidiaries insuring such persons against certain liabilities, including liabilities under federal and state securities laws. See "Description of Capital Stock--Barbados Law and Certain Provisions of the Bylaws."

                             PRINCIPAL STOCKHOLDER


    To date, the Parent has been the sole stockholder of the Company. The Parent owns 26,500,000 shares of Common Stock, representing all of the shares of Common Stock outstanding prior to this offering. Upon consummation of the offering, the Parent will also own 100,000 shares of Special Voting Preferred Stock. Currently, the Company's Board of Directors is comprised entirely of designees of the Parent. Following the offering, the Parent will beneficially own approximately 77.6% of the outstanding Common Stock of the Company (approximately 75.1% if the Underwriters' over-allotment option is exercised in full) and will control approximately 86.7% (85.0% if the Underwriters' over-allotment option is exercised in full) of the voting power of the Company's voting securities. As a result, the Parent will continue to be able, acting alone, to cause to be elected the entire Board of Directors of the Company and to control the vote on all matters submitted to a vote of the Company's shareholders, including extraordinary corporate transactions. See "Management" and "Certain Relationships and Related Transactions."


OWNERSHIP OF THE PARENT'S COMMON STOCK

    The following table sets forth at May 31, 1996, the percentage ownership of the Parent's common stock by directors and executive officers of the Company and all directors and executive officers of the Company as a group, and by certain other stockholders.


                                                                    PERCENTAGE
NAME OF BENEFICIAL OWNER                                           OF CLASS (1)
- ------------------------                                           ------------
Directors and Officers:
Martin Tuchman..................................................       30.6%
Raoul J. Witteveen..............................................       15.6%
Warren L. Serenbetz.............................................        5.3%
Arthur L. Burns.................................................        1.5%
Ernst Baenziger.................................................          *
David N. King...................................................          *
Frank Sellier...................................................          *
Eric Beerlandt..................................................          *
Eddie Wang......................................................          *
William Geoghan.................................................          *
James Tan Seng Chwee............................................          *
Gerald J. Roof..................................................          *
All directors and executive officers as a group (12 persons)....       50.5%
                                                                        ---
                                                                        ---

Other Stockholders:
Hickory Enterprises, L.P. (2)...................................       19.6%
Warren L. Serenbetz Jr. (3).....................................        1.1%
Paul H. Serenbetz (3)...........................................        1.1%
Stuart W. Serenbetz (3).........................................        1.1%
Clay R. Serenbetz (3)...........................................        1.1%
The Chartres Limited Partnership (4)............................          *


- ------------

(1) The shares "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Exchange Commission. Accordingly, they may include shares owned by or for, among others, the wife, minor children or certain other relatives of such individual, as well as other shares as to which the individual has or shares voting or investment power or has the right to acquire within 60 days after May 31, 1996.

(2) On November 30, 1994, Hickory Enterprises, L.P., a Delaware limited partnership ("Hickory") was formed. Warren L. Serenbetz contributed 1,492,607 shares of the Parent's common stock in exchange for a 44% interest as a limited partner in Hickory. One half of that interest was assigned to the Warren L. Serenbetz Retained Annuity Trust, Warren L. Serenbetz, Jr., Trustee. Each of Warren L. Serenbetz, Jr., Stuart W. Serenbetz, Paul H. Serenbetz and Clay R. Serenbetz contributed 427,500 shares of the Parent's common stock in exchange for a 12.6% interest as a limited partner and 47,500 shares for a 1.4% interest as a general partner in Hickory. Each of the four general partners in Hickory has one vote on matters before Hickory. Limited partners do not have any voting rights or rights to participate in management or operations of Hickory.


(3) Each of Warren L. Serenbetz, Jr., Paul H. Serenbetz, Stuart W. Serenbetz and Clay R. Serenbetz is a son of Warren L. Serenbetz.

(4) On February 1, 1995, Arthur L. Burns entered into an Agreement of Limited Partnership pursuant to which Mr. Burns contributed 60,000 shares of Parent's common stock to The Chartres Limited Partnership ("Chartres"), in exchange for a 98% limited partnership interest in Chartres. Each of Meredith K. Burns and Kristin M. Burns, daughters of Arthur L. Burns, are the other limited partners and the general partners of Chartres. Limited partners do not have any voting rights or rights to participate in the management or operation of Chartres.

* Less than one percent of the outstanding shares.

STOCKHOLDERS AGREEMENT FOR THE PARENT


    Mr. Tuchman, Mr. Serenbetz, Mr. Witteveen, Mr. Burns, Hickory Enterprises, L.P., the Serenbetz Trust and Mr. Serenbetz' sons, who collectively beneficially own approximately 72.6% of the Parent's common stock, are parties to an Amended and Restated Stockholders Agreement, effective as of May 4, 1993 (the "Stockholders Agreement"), pursuant to which they have agreed not to sell or transfer any shares of the Parent's common stock beneficially owned by them to any person other than the Parent or the other parties to the Stockholders Agreement without the consent of the other parties to the Stockholders Agreement, unless (i) such shares are first offered to the Parent for purchase at a per share price equal to the price offered by any third party making a bona fide offer to buy such shares for cash, cash equivalents or marketable securities (or if no such bona fide offer has been received, at a price equal to the average closing price of a share of the Parent's common stock on the New York Stock Exchange over a period of 20 trading days), and the Parent does not elect to purchase such shares, and (ii) such shares are then offered to the other parties to the Stockholders Agreement for purchase by them at the same per share price described in clause (i) and the other stockholders do not elect to purchase such shares. Notwithstanding the foregoing, the parties to the Stockholders Agreement may transfer shares of the Parent's common stock to one or more of certain members of their immediate families (or trusts for the benefit of such family members) so long as each transferee agrees to be bound by the terms of the Stockholders Agreement. The Stockholders Agreement further provides that if the Parent (which is not a party to the Stockholders Agreement) elects to purchase any shares offered to it by a party to the Stockholders Agreement and the shares offered represent greater than 10% of the shares of the Parent held by the offeror, the Parent shall have the right to pay the purchase price of such shares by delivery of a promissory note, payable in equal monthly installments (with interest at the prime rate) over the following year. Pursuant to the Stockholders Agreement, each of the parties thereto has agreed to vote for the re-election of Messrs. Tuchman, Serenbetz, Witteveen and Burns as directors of the Parent. The Stockholders Agreement continues in effect until 2003.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The Company may be subject to various conflicts of interest arising out of the relationship between it and the Parent. The Company's Audit Committee will be responsible for the review and approval of all future agreements between the Company and its subsidiaries and the Parent, including amendments to, and any renewal of, the Management Services Agreement between the Parent and the Company.

The Audit Committee will be composed solely of directors who are not otherwise affiliated with the Company or Parent. See "Management--Management Services Agreement."

    The Company and the Parent are parties to a Registration Rights Agreement pursuant to which the Parent may demand registration under the Securities Act of shares of the Company's Common Stock held by it at any time, subject to its agreement with the Underwriters not to demand such registration prior to the expiration of 180 days from the date of this Prospectus. The Company may postpone compliance with such a demand under certain circumstances. In addition, the Parent may request the Company to include shares of the Company's Common Stock held by it in any registration proposed by the Company of its Common Stock under the Securities Act.

    As of December 31, 1995, 1994, and 1993, the Company had outstanding loans payable to the Parent with an aggregate principal balance of $41,409,000, $3,846,000 and $7,767,000, respectively. The purpose of the loans was to provide the Company with interim financing for the purchase of new equipment until long-term financing could be obtained by the Company. The interest rate charged to the Company is 3.0% per annum on the average monthly balance, which is below market rate. For the years ended December 31, 1995, 1994 and 1993, interest was paid on the loans in the amounts of $964,440, $708,469 and $228,960, respectively. As a result of the offering contemplated hereby, such loans are expected to be repaid in full.

    The Company supplies containers to the U.S. military through Military Transport, Inc., a wholly-owned subsidiary of the Parent. Revenues earned by the Company from this activity for 1995 and 1994 were $138,072 and $90,428 respectively.

    As part of a corporate restructuring in March 1993, the Company assumed the obligations of Trac Lease, Inc., a subsidiary of the Parent ("Trac Lease"), under a ten-year lease of 3,334 chassis expiring in September 1998 owed to CIT Group/Equipment Financing, Inc. ("CIT"), and simultaneously sub-leased such chassis at the same rental rate over the remaining term to the Parent's subsidiary, Trac Lease. The debt obligation to CIT as of December 31, 1995 was $10,615,528. In the event that Trac Lease were to default under the sublease, the Company would be entitled to recover the equipment.


    For the years ended December 31, 1995, 1994 and 1993, the Company charged Trac Lease $804,000, $657,000 and $660,000, respectively, as reimbursement of allocated insurance expenses and other minor administrative expenses incurred on Trac Lease's behalf.


    Messrs. Tuchman, Witteveen and Serenbetz are members of The Ivy Group, a partnership. In August 1990, the Company participated in a lease transaction with an unrelated third party, as lessor, and The Ivy Group, as lessee, pursuant to which the Company is obligated to purchase 1,400 dry cargo container chassis at a price of approximately $5.0 million in the event that The Ivy Group defaults on its obligations under the lease or a price of approximately $4.1 million in the event that The Ivy Group declines to repurchase the equipment upon the expiration of the lease term in August 1997. The Ivy Group has undertaken to purchase the chassis upon the expiration of the lease.

    David N. King, a director of the Company, practices law in Barbados through the law firm of David King & Co. In 1995, 1994 and 1993, the Company paid legal fees to David King & Co. of $30,552, $12,160 and $22,600, respectively.

    In 1995, the Parent allocated to the Company a share of bankruptcy, all risk and liability insurance coverage premiums based upon relative fleet size and equipment value, which totalled approximately $362,000.


    The Company and the Parent are parties to an Indemnification Agreement pursuant to which the Company has agreed to indemnify the Parent against certain liabilities, including liabilities under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of the capital stock of the Company is subject to the Companies Act, 1982, as amended of the laws of Barbados (the "Companies Act of Barbados") and to provisions contained in the Company's Restated Articles of Continuance (the "Articles") and Restated Bylaws (the "Bylaws"), as each of which will be amended prior to consummation of the Offering and copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.


    Upon consummation of the offering made hereby, the authorized capital stock of the Company will consist of two million shares of Preferred Stock, no par value, of which 100,000 shares of Special Voting Preferred Stock, having a minimum liquidation preference of $2.0 million, will be outstanding, and 100 million shares of Common Stock, no par value, of which 34,150,000 shares will be issued and outstanding. See "Recapitalization."


COMMON STOCK

  Dividends

    After any requirements with respect to dividends on any Preferred Stock have been met, the holders of Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors on the Common Stock, which dividends will be paid out of assets legally available therefor and will be distributed pro rata in accordance with the number of shares of Common Stock held by each such holder. See "Dividend Policy."

  Voting Rights

    Each holder of Common Stock is entitled to one vote per share on each matter to be voted on by stockholders. Because there is no cumulative voting of shares, the holders of a majority of the voting power of the shares voting for the election of directors can elect all of the directors if they choose to do so. See "Investment Considerations--Control of the Company; Conflicts of Interest."

  Liquidation Rights

    In the event of any liquidation, distribution or sale of assets, dissolution or winding-up of the Company, holders of Common Stock will be entitled to share equally and ratably in all assets available for distribution to stockholders after payment of creditors and distribution in full to the holders of any series of Preferred Stock outstanding at the time of any preferential amount to which they may be entitled.

  Restrictions on Transfer of Shares


    In order to maintain its status as a Barbados International Business Company, not more than 10% of the shares of Common Stock of the Company may be held by persons who are residents of the Caricom region, which includes Barbados and 11 other island nations in the Caribbean. In the event that more than 10% of the Company's Common Stock is held by such persons, the Company would cease to be eligible for certain special tax benefits provided under the Barbados International Business Companies Act, 1991. The Company's Bylaws provide that no allotment of shares shall be made and no transfer of shares shall be registered, if such allotment or transfer would disqualify the Company from being an International Business Company, and any such allotment or registration is deemed to be null and void.

SPECIAL VOTING PREFERRED STOCK


    The summary contained herein of certain provisions of the Special Voting Preferred Stock to be issued by the Company prior to consummation of the offering made hereby does not purport to be complete and is qualified in its entirety by reference to the provisions of the Articles relating thereto.


    Dividends. The holders of Special Voting Preferred Stock will be entitled to receive such dividends, in the same amount per share, as may be declared from time to time by the Board of Directors on the Common Stock.

    Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Special Voting Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders before any payment shall be made or any assets distributed to the holders of any of the shares of Common Stock, for each share of Special Voting Preferred Stock outstanding, the greater of: (i) an amount in cash equal to $20.00 plus an amount in cash equal to all unpaid dividends thereon to the date of such event and (ii) the cash or other property distributable upon such event with respect to each share of Common Stock.

    Voting Rights. Holders of shares of Special Voting Preferred Stock and Common Stock will vote as a single class on all matters submitted to a vote of shareholders of the Company, with each share of Special Voting Preferred Stock entitled to 235 votes and each share of Common Stock entitled to one vote, except as otherwise provided by law.

PREFERRED STOCK


    In addition to the Special Voting Preferred Stock, the Articles authorize the Board of Directors, without shareholder approval, to issue Preferred Stock from time to time in one or more series, and with respect to each series to determine, subject to limitations prescribed by law, (i) the number of shares constituting such series, (ii) the dividend rate on the shares of each series, whether such dividends shall be cumulative and the relation of such dividends to the dividends payable on any other class of stock, (iii) whether the shares of each series shall be redeemable and the terms thereof, (iv) whether the shares shall be convertible into Common Stock and the terms thereof, (v) the amount per share payable on each series or other rights of holders of such shares on liquidation or dissolution of the Company, (vi) the voting rights, if any, of shares of each series, and (vii) generally any other rights and privileges not in conflict with the Articles or the laws of Barbados for each series and any qualifications, limitations or restrictions thereof. To date, other than the Special Voting Preferred Stock, no series of Preferred Stock has been authorized and no shares of Preferred Stock have been issued.


    The issuance of Preferred Stock (including the Special Voting Preferred Stock) by action of the Board of Directors could adversely affect the voting power, dividend rights and other rights of holders of the Common Stock. Issuance of a series of Preferred Stock also could, depending on the terms of such series, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. Although the Board of Directors is required to make a determination as to the best interests of the shareholders of the Company when issuing Preferred Stock, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in the best interests of the Company or in which shareholders might receive a premium for their stock over the then prevailing market price. Although there are currently no plans to issue shares of Preferred Stock or rights to purchase such shares (other than the Special Voting Preferred Stock), management believes that the availability of the Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of Preferred Stock are available for issuance without further action by the Company's shareholders, unless such action is required by applicable law or the rules of any stock exchange on which the Common Stock may then be listed.

CERTAIN PROVISIONS OF THE ARTICLES AND BYLAWS


    The Company's Articles and Bylaws contain certain provisions that may have an effect of delaying or deterring a change in control of the Company. Such provisions require, among other things, (i) a classified Board of Directors, with each class containing as nearly as possible one-third of the total number of members of the Board and the members of each class serving for staggered three-year terms, (ii) a vote of at least 75% of the Company's voting securities to amend certain provisions of the Articles and Bylaws, (iii) advance notice procedures with respect to nominations of directors or other matters to be voted on by stockholders other than by or at the direction of the Board of Directors,
(iv) the filling of vacancies on the Board of Directors only by a vote of a quorum of the directors then in office, (v) the taking of any action by the Company's stockholders only at a duly called annual or special meeting, which may only be called by the Chairman of the Board or a majority of the directors and (vi) removal of a director upon the vote of the holders of a majority of the Company's outstanding voting securities.

BARBADOS LAW AND CERTAIN PROVISIONS OF THE BYLAWS

    The Company has included in its Bylaws provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Companies Act of Barbados and to indemnify its directors and officers to the fullest extent permitted by the Companies Act of Barbados.

COMPARISON OF UNITED STATES AND BARBADOS CORPORATE LAWS


    Under the laws of many jurisdictions in the United States, majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Barbados law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions.



    While Barbados law does permit a shareholder of a Barbados corporation to sue its directors derivatively (i.e., in the name of and for the benefit of the corporation) and to sue the corporation and its directors for the shareholder's benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a Barbados corporation being more limited than those of shareholders of a corporation organized in the United States.



    As noted above, directors of the Company have the power to take certain actions without shareholder approval, which would require shareholder approval under the laws of most United States jurisdictions.


ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES


    Certain of the Company's directors and officers, and certain experts named herein, are not residents of the United States and all or a portion of the assets of such persons, as well as a portion of the Company's assets, are located outside of the United States. Consequently, it may be difficult or impossible for holders of Common Stock (i) to effect service in the United States upon those directors and officers and experts who are not residents of the United States and (ii) to realize in the United States upon judgments of courts of the United States predicated upon the civil liability of such persons under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, to the extent such judgments exceed their respective United States assets. The Company has been advised that there is uncertainty as to the enforceability in Barbados against any of these persons and the Company, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely on the United States federal securities laws.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon consummation of the offering made hereby, the Company will have 34,150,000 shares of Common Stock outstanding (35,297,500 if the Underwriters' over-allotment option is exercised in full). Of these shares, the 7,650,000 shares sold in the offering made hereby (8,797,500 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable in the public market without restriction under the Securities Act, except that any shares of Common Stock purchased by "affiliates" of the Company, as that term is defined in Rule 144 adopted under the Securities Act ("Affiliates"), may generally be sold only in compliance with the applicable provisions of Rule 144. The other 26,500,000 shares of Common Stock outstanding following consummation of the offering made hereby, all of which are owned by the Parent, any shares of Common Stock issued pursuant to the exercise of stock options and shares of Common Stock that may be purchased by Affiliates, are deemed "restricted securities" under Rule 144 and may be sold by the respective holders thereof only pursuant to an effective registration statement under the Securities Act, pursuant to Rule 144 under the Securities Act or in accordance with an exemption from registration under the Securities Act.


    In general, under Rule 144, as currently in effect, a person who has beneficially owned shares of Common Stock that are deemed to be restricted securities (as defined in Rule 144) for at least two years from the date such restricted securities were acquired from the Company or from an Affiliate of the Company is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the Company's shares of Common Stock then outstanding or the average weekly trading volume in the Company's shares in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company.

    Further, under Rule 144(k), if a period of at least three years has elapsed since the later of the date on which restricted securities were acquired from the Company or from an Affiliate of the Company, a holder of such restricted securities who is not an Affiliate of the Company at the time of the sale and has not been an Affiliate of the Company for at least three months prior to the sale would be entitled to sell the restricted securities immediately without regard to the volume limitations and other conditions described above.

    The Company and the Parent are parties to a Registration Rights Agreement pursuant to which the Parent may demand registration under the Securities Act of shares of the Company's Common Stock held by it at any time, subject to its agreement with the Underwriters not to exercise such demand right prior to the expiration of 180 days from the date of this Prospectus. The Company may postpone compliance with such a demand under certain circumstances. In addition, the Parent may request the Company to include shares of the Company's Common Stock held by it in any registration proposed by the Company of its Common Stock under the Securities Act.

    The Parent, which will hold 26,500,000 shares of Common Stock upon completion of the offering made hereby, has agreed, subject to certain exceptions, that without the prior consent of the Representatives of the Underwriters it will not offer, sell, contract to sell or otherwise dispose of any of its shares of Common Stock (or any securities convertible into or exchangeable for, or any rights or options to purchase or acquire, any Common Stock) for a period of 180 days from the date of this Prospectus. In addition, the Company has agreed that it will not file any registration statement under the Securities Act, except for one or more registration statements on Form S-8 or any successor form with respect to shares of Common Stock issuable upon the exercise of options granted under any stock option plans, during the 180 day period following the date of this Prospectus without the prior written consent of the Representatives of the Underwriters.

    Prior to the offering made hereby, there has been no public market for the Company's shares of Common Stock. No prediction can be made as to the effect, if any, that market sales of the Company's shares of Common Stock or the availability of such shares for sale will have on the market price of such shares prevailing from time to time. Nevertheless, sales of substantial amounts of the Company's shares of Common Stock in the public market could adversely affect prevailing market prices and could impair the Company's ability to raise capital in the future through the sale of its equity securities.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the Underwriting Agreement, a syndicate of underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Smith Barney Inc. and Furman Selz LLC are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company an aggregate of 7,650,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                   NUMBER
UNDERWRITERS                                                      OF SHARES
- ------------                                                      ---------
Donaldson, Lufkin & Jenrette Securities Corporation............
Smith Barney Inc...............................................
Furman Selz LLC................................................

                                                                  ---------
      Total....................................................   7,650,000
                                                                  ---------
                                                                  ---------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares (other than shares covered by the over-allotment option described below) must be purchased. The Underwriters have advised the Company that they do not intend to sell any shares to any discretionary accounts.

    Prior to the Offering, there has been no established trading market for the Common Stock. The initial price to the public for the shares of Common Stock offered hereby will be determined by negotiation between the Company and the Representatives. The factors considered in determining the initial price to the public include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering.

    The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess $         per
share. Any Underwriter may allow, and such dealers may reallow, a discount not
in excess of $         per share to any other Underwriter and to certain other
dealers. After the shares are initially offered to the public, the offering price and such concessions may be changed by the Representatives.

    The Company has granted to the Underwriters an option to purchase up to 1,147,500 additional shares of Common Stock, at the initial public offering price net of underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised at any time within 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the

Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated on the preceding table.

    The Company and the Parent have agreed with the Underwriters not to offer, sell, grant any option to purchase or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for or warrants, rights or options to acquire Common Stock or enter into any agreement to do any of the foregoing for a period of 180 days after the date of this Prospectus without the prior written consent of DLJ.


    The Company and the Parent have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.



    The Common Stock has been approved for listing on the NYSE, subject to notice of issuance, under the symbol "IPZ." In order to meet the requirements for listing of the Common Stock on the NYSE, the Underwriters will undertake to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.


    Smith Barney Inc. and Furman Selz LLC have provided, from time to time, investment banking services to the Parent, for which, in each case, they received normal and customary fees.

                                 LEGAL MATTERS


    Certain legal matters will be passed upon for the Company by Stroock & Stroock & Lavan, New York, New York, with respect to matters of United States law, and David King & Co., Bridgetown, Barbados, with respect to matters of Barbados law. Stroock & Stroock & Lavan will rely as to all matters of Barbados law on the opinion of David King & Co. The matters set forth under the caption "Certain U.S. Federal Income Tax Considerations" will be passed upon by Baker & McKenzie, United States tax counsel to the Company. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, New York, New York, with respect to matters of United States law. Certain legal matters concerning the laws of Barbados will be passed upon for the Underwriters by Clarke & Co., Bridgetown, Barbados.


                                    EXPERTS

    The audited financial statements and schedules included in this Prospectus and elsewhere in the Registration Statement of which this Prospectus is a part have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, for the registration of the Common Stock offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus, and reference is hereby made to the Registration Statement and exhibits relating thereto for further information concerning the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by this reference.

    The Registration Statement and the exhibits thereto are available for inspection in the principal office of the Commission in Washington, D.C. and photostatic copies of such material may be obtained from the Commission upon payment of the fees prescribed by the Commission. Such material may also be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov.

    A COPY OF THIS PROSPECTUS HAS BEEN LODGED WITH THE REGISTRAR OF COMPANIES OF BARBADOS AND THE REGISTRAR TAKES NO RESPONSIBILITY AS TO THE VALIDITY OR VERACITY OF ITS CONTENTS. NO SHARES ARE TO BE ALLOTTED ON THE BASIS OF THIS PROSPECTUS LATER THAN THREE (3) MONTHS AFTER THE DATE OF ISSUE OF THIS PROSPECTUS. THE SECURITIES EXCHANGE OF BARBADOS TAKES NO RESPONSIBILITY FOR THE VALIDITY OR THE VERACITY OF THE CONTENTS OF THIS DOCUMENT AND HAS NEITHER APPROVED NOR DISAPPROVED OF THE ISSUE OF ANY SECURITIES MENTIONED IN THIS DOCUMENT.

                       INTERPOOL LIMITED AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----

Report of Independent Public Accountants..............................................   F-2

Consolidated Balance Sheets--At December 31, 1994 and 1995, and March 31, 1996
(unaudited)...........................................................................   F-3

Consolidated Statements of Income for the Years Ended December 31, 1993, 1994 and 1995
and the three months ended March 31, 1995 and 1996 (unaudited)........................   F-4

Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
1995, and the three months ended March 31, 1995 and 1996 (unaudited)..................   F-5

Notes to Consolidated Financial Statements............................................   F-6

    After the recapitalization described in Note 10 to the Company's consolidated financial statements is effected, we expect to be in a position to render the following audit report which would appear in the final prospectus.

                                          ARTHUR ANDERSEN LLP

Roseland, New Jersey
February 29, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Interpool Limited:

    We have audited the accompanying consolidated balance sheets of Interpool Limited (a Barbados corporation and a wholly-owned subsidiary of Interpool, Inc.) and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interpool Limited and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Roseland, New Jersey
            , 1996

                       INTERPOOL LIMITED AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                AT DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                   DECEMBER 31,        (UNAUDITED)
                                                               --------------------     MARCH 31,
                                                                 1994        1995         1996
                                                               --------    --------    -----------
    ASSETS
Cash and short-term investments.............................   $  5,655    $  7,935     $  13,139
Marketable securities.......................................     17,648      15,287        12,965
Accounts and notes receivable, less allowance of $1,000,
  $885 and $650 in 1994, 1995 and 1996, respectively........      7,035       9,544        10,435
Net investment in direct financing leases
  Non-related parties.......................................    105,091     171,778       198,627
  Related parties...........................................        984       --           --
Other receivables, net......................................      1,539       2,257         2,167
Leasing equipment, at cost..................................    257,958     332,384       340,822
Less--accumulated depreciation and amortization.............     45,387      50,696        52,869
                                                               --------    --------    -----------
                                                                212,571     281,688       287,953
Other assets................................................      6,147       7,992         8,326
                                                               --------    --------    -----------
      Total assets..........................................   $356,670    $496,481     $ 533,612
                                                               --------    --------    -----------
                                                               --------    --------    -----------
    LIABILITIES AND STOCKHOLDER'S EQUITY
Accounts payable and accrued expenses:
  Non-related parties.......................................   $  6,310    $  4,765     $   4,848
  Related parties...........................................      1,832       3,097         2,875
Income taxes:
  Current...................................................        554         272           526
  Deferred..................................................        689       1,264         1,264
                                                               --------    --------    -----------
  Total income taxes........................................      1,243       1,536         1,790
                                                               --------    --------    -----------
Due to parent...............................................      3,846      41,409        55,700
Deferred income.............................................      1,835       1,076         4,048
Debt and capital lease obligations:
  Due within one year.......................................     88,629      52,317        38,681
  Due after one year........................................    174,408     290,556       317,345
                                                               --------    --------    -----------
                                                                263,037     342,873       356,026
                                                               --------    --------    -----------
Stockholder's equity:
  Preferred Stock, no par value; 2,000,000 shares
    authorized, 100,000 shares Special Voting Preferred
    Stock, designated, with a minimum liquidation preference
    of $2,000 outstanding...................................      --          --           --
  Common stock, no par value; 100,000,000 shares authorized,
26,500,000 outstanding......................................      --          --           --
  Additional paid-in capital................................     28,621      28,621        28,621
  Retained earnings.........................................     50,531      73,087        79,666
  Net unrealized gain (loss) on marketable securities.......       (585)         17            38
                                                               --------    --------    -----------
  Total stockholder's equity................................     78,567     101,725       108,325
                                                               --------    --------    -----------
      Total liabilities and stockholder's equity............   $356,670    $496,481     $ 533,612
                                                               --------    --------    -----------
                                                               --------    --------    -----------


          The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                       INTERPOOL LIMITED AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
               AND THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                   (UNAUDITED)
                                                       DECEMBER 31,                 MARCH 31,
                                               -----------------------------    ------------------
                                                1993       1994       1995       1995       1996
                                               -------    -------    -------    -------    -------
Revenues:
  Non-related parties.......................   $32,648    $40,595    $60,942    $12,942    $18,093
  Related parties...........................     4,239      3,945      3,228        821        793
                                               -------    -------    -------    -------    -------
                                                36,887     44,540     64,170     13,763     18,886

Costs and expenses:
  Lease operating expenses:
    Non-related parties.....................     2,404      1,886        701        206        535
    Related parties.........................      (513)      (513)      (267)      (128)        91
  Administrative expenses:
    Non-related parties.....................     4,035      3,181      3,728        807        864
    Related parties--
    Reimbursable administrative expenses
from affiliate..............................      (147)      (144)      (401)       (33)       (49)
    Administrative services charge..........     --         1,014        934        238        284
      Rent expense..........................       250        250      --         --         --
  Depreciation and amortization of leasing
equipment...................................     8,121      9,349     14,778      3,219      4,268
  Gain on sale of leasing equipment.........      (855)      (611)      (614)      (403)      (146)
  Interest expense--
    Non-related parties.....................     9,300     12,780     22,458      4,798      6,079
    Related parties.........................       228        708        964        160        450
  Interest (income).........................    (1,892)    (2,351)    (1,826)      (398)      (391)
                                               -------    -------    -------    -------    -------
                                                20,931     25,549     40,455      8,466     11,985
                                               -------    -------    -------    -------    -------
      Income before provision for income
taxes.......................................    15,956     18,991     23,715      5,297      6,901
Provision for income taxes..................       871        959      1,159        275        321
                                               -------    -------    -------    -------    -------
      Net income............................   $15,085    $18,032    $22,556    $ 5,022    $ 6,580
                                               -------    -------    -------    -------    -------
                                               -------    -------    -------    -------    -------
Net income per share........................   $   .57    $   .68    $   .85    $   .19    $   .25
Weighted average number of shares
outstanding.................................    26,600     26,600     26,600     26,600     26,600

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                       INTERPOOL LIMITED AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
               AND THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                                                     (UNAUDITED)
                                                      DECEMBER 31,                    MARCH 31,
                                           ----------------------------------    --------------------
                                             1993        1994         1995         1995        1996
                                           --------    ---------    ---------    --------    --------

Cash flows from operating activities:
  Net income............................   $ 15,085    $  18,032    $  22,556    $  5,022    $  6,580
  Adjustments to reconcile net income to
    net cash provided by operating
    activities--
    Depreciation and amortization.......      9,049        9,599       15,159       3,310       4,417
    Gain on sale of leasing equipment...       (855)        (611)        (614)       (403)       (146)
    Collections on net investment in
      direct financing leases...........     15,443       25,453       42,530       8,852      15,218
    Income recognized on direct
      financing leases..................     (6,274)      (8,850)     (17,206)     (3,518)     (5,898)
    Provision for uncollectible
accounts................................        123          109          244          16          75
    Changes in assets and liabilities--
      Accounts and notes receivable.....      1,762       (2,579)      (2,753)      1,895        (966)
      Other receivables.................        868         (524)        (718)        686         (22)
      Other assets......................       (211)      (1,603)      (2,322)       (971)       (492)
      Accounts payable and accrued
expenses................................     (2,351)      (1,314)        (280)      4,639        (711)
      Income taxes payable..............       (544)          28          282       1,669         252
      Deferred income...................       (526)         424         (759)       (201)      2,972
                                           --------    ---------    ---------    --------    --------
        Net cash provided by operating
activities..............................     31,569       38,164       56,119      20,996      21,279
                                           --------    ---------    ---------    --------    --------
Cash flows from investing activities:
  Acquisition of leasing equipment......    (52,761)    (103,217)     (94,830)    (20,356)    (13,149)
  Proceeds from dispositions of leasing
equipment...............................      9,906        4,964        3,077         939         942
  Investment in direct financing
lease...................................    (14,949)     (60,838)     (82,459)    (21,466)    (34,341)
  Proceeds from marketable securities...      3,350        1,147        2,974          25       2,345
                                           --------    ---------    ---------    --------    --------
        Net cash used for investing
activities..............................    (54,454)    (157,944)    (171,238)    (40,858)    (44,203)
                                           --------    ---------    ---------    --------    --------
Cash flows from financing activities:
  Proceeds from issuance of long-term
debt....................................     34,987      148,279      103,822       5,763      18,553
  Proceeds from borrowings from
parent..................................      7,767       (3,921)      37,563      25,286      14,975
  Payment of long-term debt and capital
lease obligations.......................    (20,806)     (28,040)     (23,986)     (8,771)     (5,400)
                                           --------    ---------    ---------    --------    --------
        Net cash provided by financing
activities..............................     21,948      116,318      117,399      22,278      28,128
                                           --------    ---------    ---------    --------    --------
        Net increase (decrease) in cash
          and short-term investments....       (937)      (3,462)       2,280       2,416       5,204
Cash and short-term investments,
  beginning of year.....................     10,054        9,117        5,655       5,655       7,935
                                           --------    ---------    ---------    --------    --------
Cash and short-term investments, end of
year....................................   $  9,117    $   5,655    $   7,935    $  8,071    $ 13,139
                                           --------    ---------    ---------    --------    --------
                                           --------    ---------    ---------    --------    --------


          The accompanying notes to consolidated financial statements are an integral part of these statements.

                       INTERPOOL LIMITED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DATA AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 ARE UNAUDITED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

NOTE 1-- NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES


    The nature of operations and the significant accounting policies used by Interpool Limited (a Barbados corporation) and subsidiaries (the "Company") in the preparation of the accompanying consolidated financial statements are summarized below. The Company is a wholly-owned subsidiary of Interpool, Inc. ("Interpool, Inc." or the "Parent").


  A. Nature of operations:

    The Company conducts business principally in a single industry segment, the leasing of intermodal dry cargo containers, chassis, and other transportation related equipment. The Company leases its containers principally to international container shipping lines located throughout the world. The customer for the Company's chassis is an affiliate. Equipment is purchased directly or acquired through conditional sales contracts and lease agreements, many of which qualify as capital leases.

    The Company's accounting records are maintained in United States dollars and the consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

  B. Basis of consolidation:

    The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions have been eliminated.

  C. Translation of foreign currencies:

    The Company considers the U. S. dollars as its functional currency and therefore, translates foreign currency statements using an average exchange rate for revenue and expense accounts and the rate of exchange in effect at the balance sheet date for monetary assets and monetary liabilities. Non-monetary items, capital stock and retained earnings that are recorded at historical cost are translated at the exchange rate that existed when the relevant transactions occurred. Substantially all transactions are U.S. dollar denominated.

  D. Revenues:

    Equipment leasing revenues include revenue from operating leases, which is recognized straight-line over the lease term, and income on direct financing leases, which is recognized over the term of the lease using the effective interest method.

  E. Leasing equipment:


    Depreciation and amortization of leasing equipment are provided under the straight-line method based on the following estimated useful lives:



Dry cargo containers.....................................   12 1/2 to 15 years
Chassis..................................................   20 years
Other....................................................   5 to 15 years


    Gains or losses from the disposition of leasing equipment are recorded in the year of disposition.

                       INTERPOOL LIMITED AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (DATA AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 ARE UNAUDITED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

NOTE 1-- NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES-- (CONTINUED)

    During 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), was issued. SFAS 121 is effective for fiscal years beginning after December 15, 1995 and is not expected to have a material impact on the Company's financial statements.


  F. Concentration of credit risk:

    At December 31, 1994, approximately 85% of accounts receivable and notes receivable and 96% of the net investment in direct financing leases were from customers outside of the United States, with no significant concentration in any one country. At December 31, 1995, approximately 82% of accounts receivable and notes receivable and all of the net investment in direct financing leases were from customers outside of the United States, with no significant concentration in any one country. At March 31, 1996, approximately 84% of accounts receivable and notes receivable and all of the net investment in direct financing leases were from customers outside of the United States, with no significant concentration in any one country. The Company extends credit to its customers after extensive credit evaluation.

    In 1993, 1994, 1995 and 1996, the Company's top 25 customers represented approximately 85%, 82%, 85% and 84%, respectively, of its consolidated revenues, with no single customer accounting for more than 10%, with the exception of 1993, where one customer accounted for 14%.


  G. Net income per share:



    Net income per share is based on the weighted average number of shares outstanding, including the 100,000 shares of Special Voting Preferred Stock which shares participate in earnings of the Company on an equal basis with common shares.


  H. Use of estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  I. Marketable securities:


    On January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Management has determined that all securities are to be held for an indefinite period of time and classified as securities available for sale carried at market value. Unrealized holding gains and losses for available for sale securities are credited (charged) to a component of stockholder's equity, net of related income taxes. Management determines the appropriate classifications of securities at the time of purchase and reassesses the appropriateness of the classification at each reporting date.

                       INTERPOOL LIMITED AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (DATA AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 ARE UNAUDITED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

NOTE 1-- NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES-- (CONTINUED) Premium and discount on securities are included in interest income over the period from acquisition to maturity using the level-yield method. The specific identification method is used to record gains and losses on security transactions.

    There were no sales of available for sale securities or transfers of available for sale securities to another category during 1994, 1995 or 1996. No net unrealized holding gains or losses have been included in income for the periods ended December 31, 1994 and 1995 and March 31, 1996. For the 12 months ended December 31, 1994 and 1995, the change in gross unrealized (loss) gain on available for sale securities was ($597) and $614 with a corresponding tax reduction and benefit of ($12) and $12 resulting in a net unrealized holding
(loss) gain of ($585) and $602. For the three months ended March 31, 1996 and 1995, the change in gross unrealized gain (loss) on available for sale securities was $22 and ($19) with corresponding tax reduction and benefit of ($1) and ($2) resulting in a net unrealized holding gain (loss) of $21 and ($17).

    The amortized cost and estimated fair value of securities as of December 31, 1995 are as follows:


                                                                  GROSS UNREALIZED
                                                           -------------------------------    ESTIMATED FAIR
                                         AMORTIZED COST    HOLDING GAINS    HOLDING LOSSES        VALUE
                                         --------------    -------------    --------------    --------------
Available for sale:
  U. S. Treasury......................      $ 12,195            $28              $ (7)           $ 12,216
  Government bonds....................         3,050             --               (27)              3,023
  Equity securities...................            25             23                --                  48
                                         --------------         ---             -----         --------------
                                            $ 15,270            $51              $(34)           $ 15,287
                                         --------------         ---             -----         --------------
                                         --------------         ---             -----         --------------


    The amortized cost and estimated fair value of U. S. Treasury and U. S. Government bonds, by contractual maturity, are shown below:

                                                                     ESTIMATED FAIR
                                                   AMORTIZED COST        VALUE
                                                   --------------    --------------
Due in one year.................................      $ 14,271          $ 14,266
Due after one year through five years...........           838               814
Due after five years............................           136               159

    The amortized cost and estimated fair value of securities as of March 31, 1996 are as follows:

                                                              GROSS UNREALIZED
                                                       -------------------------------
                                     AMORTIZED COST    HOLDING GAINS    HOLDING LOSSES    ESTIMATED FAIR VALUE
                                     --------------    -------------    --------------    --------------------
Available for sale:
  U. S. Treasury..................      $ 11,604            $30            --$                  $ 11,634
  Government bonds................         1,293          --                  (13)                 1,280
  Equity securities...............            29             22            --                         51
                                     --------------         ---             -----               --------
                                        $ 12,926            $52              $(13)              $ 12,965
                                     --------------         ---             -----               --------
                                     --------------         ---             -----               --------

                       INTERPOOL LIMITED AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (DATA AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 ARE UNAUDITED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

NOTE 1-- NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES-- (CONTINUED) The amortized cost and estimated fair value of U. S. Treasury and U. S.
Government bonds, by contractual maturity, are shown below:

                                              AMORTIZED COST    ESTIMATED FAIR VALUE
                                              --------------    --------------------
Due in one year............................      $ 11,903             $ 11,957
Due after one year through five years......           856                  805
Due after five years.......................           138                  152


  J. Fair value of financial instruments:



    The carrying amount of the following financial instruments of the Company approximate fair value, as follows:


    Cash and short-term investments, trade receivables and payables, accrued interest receivable and payable and the current portion of long-term debt are based on the short-term nature of the financial instruments.

    There are no quoted market prices for the Company's direct finance lease receivables and long-term debt, and a reasonable estimate could not be made without incurring excessive costs.


  K. Reclassifications:



    Certain reclassifications have been made to prior year amounts to conform with current year presentation.


NOTE 2--INCOME TAXES

    Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Statement No. 109 requires, among other things, recognition of future tax benefits, measured by enacted tax rates, attributable to deductible temporary differences between financial statement and income tax bases of assets and liabilities. These differences result primarily from the use of accelerated depreciation methods for tax purposes and the differences in the treatment of capital leases for tax reporting purposes. The impact of this statement was not material to the financial statements.

    Under the terms of a protocol between the United States and Barbados, the Company's container leasing income is fully taxable by Barbados, but exempt from
U. S. Federal taxation. The Barbados tax rate was a maximum of 2 1/2% of income earned in Barbados. No significant differences exist between the Company's book and taxable income for Barbados tax purposes. The Company's leasing income from sources other than containers is considered effectively connected income and is subject to U. S. Federal taxation. Deferred taxes represent the temporary differences between effectively connected income for book and tax purposes (primarily accelerated depreciation).

                       INTERPOOL LIMITED AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (DATA AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 ARE UNAUDITED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

NOTE 2--INCOME TAXES--(CONTINUED)
    A reconciliation of the U. S. statutory tax rate to the effective tax rate follows:

                                                                                     (UNAUDITED)
                                                          DECEMBER 31                  MARCH 31
                                                  ---------------------------      ----------------
                                                  1993       1994       1995       1995       1996
                                                  -----      -----      -----      -----      -----
U. S. statutory rate...........................    35.0%      35.0%      35.0%      35.0%      35.0%
Difference due to operation in Barbados........   (33.0)     (33.2)     (33.5)     (33.4)     (33.5)
Federal taxes on foreign income................     2.0        1.3        2.4        2.4        1.6
State taxes....................................     2.1        2.0        2.3        2.2        1.6
Reversal of tax reserves.......................     (.6)       (.7)      (1.3)      (1.0)      --
Other..........................................    --           .7       --         --         --
                                                  -----      -----      -----      -----      -----
Effective tax rate.............................     5.5%       5.1%       4.9%       5.2%       4.7%
                                                  -----      -----      -----      -----      -----
                                                  -----      -----      -----      -----      -----

    The tax provision reflects the reversal of certain tax reserves that are no longer deemed necessary. The provision for income taxes reflected in the accompanying consolidated statements of income is as follows:

                                                                                   (UNAUDITED)
                                                         DECEMBER 31                 MARCH 31
                                                  --------------------------      --------------
                                                  1993      1994       1995       1995      1996
                                                  ----      ----      ------      ----      ----
U. S...........................................   $100      $109      $  350      $ 80      $100
Barbados.......................................    318       337         351        80       100
State and other................................    453       513         458       115       121
                                                  ----      ----      ------      ----      ----
                                                  $871      $959      $1,159      $275      $321
                                                  ----      ----      ------      ----      ----
                                                  ----      ----      ------      ----      ----
Current........................................   $871      $768      $  809      $190      $221
Deferred.......................................    --        191         350        85       100
                                                  ----      ----      ------      ----      ----
                                                  $871      $959      $1,159      $275      $321
                                                  ----      ----      ------      ----      ----
                                                  ----      ----      ------      ----      ----


    For further information regarding the Company's tax structure, reference is made to the "Certain U.S. Federal Income Tax Considerations" and "Certain Barbados Income Tax Considerations" sections of this Prospectus.


NOTE 3--LEASING ACTIVITIES

  A. As Lessee:

    The net book value of assets acquired through capital leases was $37,397 and $37,106 at December 31, 1995 and March 31, 1996, respectively. The aggregate capital lease obligations, secured by equipment, with installments payable in varying amounts through 2002, were $50,339 and $47,998 at December 31, 1995 and March 31, 1996, respectively.

                       INTERPOOL LIMITED AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (DATA AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 ARE UNAUDITED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

NOTE 3--LEASING ACTIVITIES--(CONTINUED)
    As of December 31, 1995 and March 31, 1996, the annual maturities of capital leases and related interest due to unrelated parties were as follows:

                                                                          DECEMBER 31, 1995
                                                                --------------------------------------
                                                                CAPITAL LEASE
                                                                 OBLIGATONS      INTEREST    PRINCIPAL
                                                                -------------    --------    ---------
1996.........................................................      $18,271        $ 2,461     $ 15,810
1997.........................................................        9,593          1,635        7,958
1998.........................................................       12,916          1,049       11,867
1999.........................................................        5,548            414        5,134
2000.........................................................        4,967            209        4,758
Thereafter...................................................        4,842             30        4,812
                                                                -------------    --------    ---------
                                                                   $56,137        $ 5,798     $ 50,339
                                                                -------------    --------    ---------
                                                                -------------    --------    ---------


                                                                            MARCH 31, 1996
                                                                --------------------------------------
                                                                CAPITAL LEASE
                                                                 OBLIGATIONS     INTEREST    PRINCIPAL
                                                                -------------    --------    ---------
1997.........................................................      $15,809        $ 2,345     $ 13,464
1998.........................................................       10,063          1,642        8,421
1999.........................................................       13,643            911       12,732
2000.........................................................        5,327            362        4,965
2001.........................................................        5,007            160        4,847
Thereafter...................................................        3,578              9        3,569
                                                                -------------    --------    ---------
                                                                   $53,427        $ 5,429     $ 47,998
                                                                -------------    --------    ---------
                                                                -------------    --------    ---------

    The Company leases office space under operating leases expiring at various dates through 1998. Rental expense under operating leases aggregated $1,068, $990, $605, $914 and $522 for the periods ended December 31, 1993, 1994 and 1995 and March 31, 1995 and 1996, respectively.

    As of December 31, 1995 and March 31, 1996, the aggregate minimum rental commitment under operating leases having initial or remaining noncancellable lease terms in excess of one year was as follows:

                                                             DECEMBER 31, 1995
                                                             -----------------
1996......................................................         $ 299
1997......................................................           176
1998......................................................           130
                                                                   -----
                                                                   $ 605
                                                                   -----
                                                                   -----

                       INTERPOOL LIMITED AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (DATA AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 ARE UNAUDITED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

NOTE 3--LEASING ACTIVITIES--(CONTINUED)
                                                              MARCH 31, 1996
                                                             -----------------
1997......................................................         $ 263
1998......................................................           176
1999......................................................            86
                                                                   -----
                                                                   $ 525
                                                                   -----
                                                                   -----

  B. As Lessor:

    The Company has entered into various leases of equipment that qualify as direct financing leases. Receivables under these direct financing leases, net of unearned income, are collectible through 2004 as follows:

                                                                        DECEMBER 31, 1995
                                                           --------------------------------------------
                                                           TOTAL LEASE    UNEARNED LEASE     NET LEASE
                                                           RECEIVABLES        INCOME        RECEIVABLES
                                                           -----------    --------------    -----------
1996....................................................    $  53,788        $ 19,316        $  34,472
1997....................................................       48,268          14,941           33,327
1998....................................................       45,093          10,826           34,267
1999....................................................       37,109           6,922           30,187
2000....................................................       22,608           3,794           18,814
Thereafter..............................................       23,628           2,917           20,711
                                                           -----------    --------------    -----------
                                                            $ 230,494        $ 58,716        $ 171,778
                                                           -----------    --------------    -----------
                                                           -----------    --------------    -----------


                                                                          MARCH 31, 1996
                                                           --------------------------------------------
                                                           TOTAL LEASE    UNEARNED LEASE     NET LEASE
                                                           RECEIVABLES        INCOME        RECEIVABLES
                                                           -----------    --------------    -----------
1997....................................................    $  61,489        $ 21,742        $  39,747
1998....................................................       55,946          16,645           39,301
1999....................................................       50,204          11,751           38,453
2000....................................................       39,904           7,360           32,544
2001....................................................       26,793           4,061           22,732
Thereafter..............................................       28,394           2,544           25,850
                                                           -----------    --------------    -----------
                                                            $ 262,730        $ 64,103        $ 198,627
                                                           -----------    --------------    -----------
                                                           -----------    --------------    -----------

                       INTERPOOL LIMITED AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (DATA AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 ARE UNAUDITED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

NOTE 3--LEASING ACTIVITIES--(CONTINUED)
    As of December 31, 1995 and March 31, 1996, the company also had noncancellable operating leases, under which it will receive future minimum rental payments as follows:

                                                             DECEMBER 31, 1995
                                                             -----------------
1996......................................................        $38,267
1997......................................................         23,804
1998......................................................         11,736
1999......................................................          4,304
2000......................................................          1,518
                                                                 --------
                                                                  $79,629
                                                                 --------
                                                                 --------

                                                              MARCH 31, 1996
                                                             -----------------
1997......................................................        $42,496
1998......................................................         19,729
1999......................................................          7,621
2000......................................................          3,472
2001......................................................          1,097
                                                                 --------
                                                                  $74,415
                                                                 --------
                                                                 --------

    Effective January 1, 1995, the company began capitalizing lease initial direct costs such as commissions and amortizing these costs over the average life of the related lease contract. At December 31, 1995 and March 31, 1996, $1,432 and $1,736, respectively of these commissions were included in other assets.

NOTE 4--DEBT

    Since 1993 substantially all debt and capital lease obligations and lines of credit of the Company have been guaranteed by Interpool Inc.

    Debt consists of notes and loans secured by leasing equipment, with installments payable in varing amounts through 2004, and with effective interest rates ranging from 5.8% to 9.5% and a weighted average interest rate of 7.14% in 1995 and 7.07% in 1996. The agreements contain certain covenants which, among other things, provide for the maintenance of specified levels of tangible net worth of $28,000 (as defined) and a maximum debt to net worth ratio of 4 to 1.

                       INTERPOOL LIMITED AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (DATA AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 ARE UNAUDITED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

NOTE 4--DEBT--(CONTINUED)
    As of December 31, 1995 and March 31, 1996, the annual maturities of notes and loans and interest thereon, were as follows:

                                                                        DECEMBER 31, 1995
                                                              --------------------------------------
                                                              TOTAL PAYMENT    INTEREST    PRINCIPAL
                                                              -------------    --------    ---------
1996.......................................................     $  50,672      $ 14,165    $  36,507
1997.......................................................        69,604        13,404       56,200
1998.......................................................        47,080        11,839       35,241
1999.......................................................        52,295         8,981       43,314
2000.......................................................        50,613         6,324       44,289
Thereafter.................................................        81,599         4,616       76,983
                                                              -------------    --------    ---------
                                                                $ 351,863      $ 59,329    $ 292,534
                                                              -------------    --------    ---------
                                                              -------------    --------    ---------


                                                                          MARCH 31, 1996
                                                              --------------------------------------
                                                              TOTAL PAYMENT    INTEREST    PRINCIPAL
                                                              -------------    --------    ---------
1997.......................................................     $  39,757      $ 14,540    $  25,217
1998.......................................................        66,458        13,657       52,801
1999.......................................................        66,182        11,657       54,525
2000.......................................................        55,143         8,576       46,567
2001.......................................................        57,870         5,887       51,983
Thereafter.................................................        80,706         3,771       76,935
                                                              -------------    --------    ---------
                                                                $ 366,116      $ 58,088    $ 308,028
                                                              -------------    --------    ---------
                                                              -------------    --------    ---------

    In connection with the acquisition, financing and leasing of certain equipment the Company entered into an agreement related to nonrecourse obligations. Under the terms of the agreement, the creditor does not have general recourse to the Company but rather has recourse only to the equipment used as collateral and the lessee payments. Nonrecourse debt totaled $7,503 and $6,750 at December 31, 1995 and March 31, 1996, respectively. The current portion of nonrecourse debt totaled $3,113 and $3,184 at December 31, 1995 and March 31, 1996, respectively. Nonrecourse debt is included in the above table of maturities.

    As of December 31, 1995, the Company had operational lines of credit with banks of $63,000. Interest rates under these facilities ranged from 6.50% to 7.75%. As of December 31, 1995, $47,280 was outstanding under these lines, $12,837 is reflected above as due in 1996 with the remaining $34,443 due in 1997.

    As of March 31, 1996, the Company had operational lines of credit with banks of $63,000. Interest rates under these facilities ranged from 6.17% to 6.78%. As of March 31, 1996, $18,916 was outstanding under these lines, $3,249 is reflected above as due in 1997 with the remaining $15,667 due in 1998.

    The Company, along with Interpool, Inc., and an affiliate are participants in a $150,000 credit facility from a group of commercial banks. As of December 31, 1995, no loans were outstanding. Any of the participants may borrow up to the total unused amount of the facility, and all obligations are

                       INTERPOOL LIMITED AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (DATA AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 ARE UNAUDITED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

NOTE 4--DEBT--(CONTINUED)
guaranteed by Interpool, Inc. This facility extends until May 31, 1997, (unless the lenders elect to renew the facility) at which time 25% of the amount then outstanding becomes due, with the remaining 75% of the facility becoming payable in equal monthly installments over a five year period. As of March 31, 1996 $40,000 was outstanding under this facility by the Company and $10,000 by the parent.

NOTE 5--OTHER CONTINGENCIES AND COMMITMENTS

    At December 31, 1995 and March 31, 1996, the Company had outstanding purchase commitments for equipment of approximately $68,000 and $40,000, respectively.

    Under certain of the Company's leasing agreements, the Company as lessee may be obligated to indemnify the lessor for loss, recapture or disallowance of certain tax benefits arising from their ownership of the equipment.

    The Company has a number of claims pending against it, has filed claims against others and has been named as a defendant in a number of lawsuits incidental to its business. The Company believes that such proceedings will not have a material effect on its consolidated financial statements.

NOTE 6--CASH FLOW INFORMATION

    For purposes of the consolidated statements of cash flows, the Company includes all highly liquid short-term investments with an original maturity of three months or less in cash and short-term investments.

    For the periods ended December 31, 1993, 1994 and 1995 and March 31, 1995 and 1996, cash paid for interest was approximately $9,528, $13,503, $23,955, $5,490 and $6,622 respectively, and cash paid for income taxes was approximately $525, $870, $932, $256 and $53, respectively.

NOTE 7--SIGNIFICANT RELATED PARTY TRANSACTIONS

    In the opinion of management, the terms of related party transactions, as described below are comparable to terms that the Company would have obtained in an arm's length transaction with an unrelated third party.


        (a) In July 1996, the Company entered into the Management Services Agreement (the "Management Services Agreement"), with Interpool Inc., pursuant to which the Company is furnished with the services of senior management and other personnel, who are employees of Interpool Inc., and certain administrative and support services including data processing, customer services, collections, payroll, accounting and computerized equipment tracking, for a fixed annual fee. Prior to the Management Services Agreement, the Company and Interpool Inc. were party to a similar management services agreement effective January 1, 1994. The terms upon which these services will be provided to the Company and the compensation therefore were not determined in arms' length negotiations. However, the Company believes that the charges for these services are

                       INTERPOOL LIMITED AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (DATA AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 ARE UNAUDITED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

NOTE 7--SIGNIFICANT RELATED PARTY TRANSACTIONS--(CONTINUED) commensurate with those that would be available from nonaffiliated entities. Pursuant to the January 1, 1994 Management Services Agreement, Interpool Inc. charged the Company a management fee for administrative and consulting services provided which amounted to $0, $1,014 and $934 in 1993, 1994 and 1995, respectively. The management fee amounted to $238 and $284 in the first three months of 1995 and 1996, respectively.

        (b) The Company and Interpool Inc. are parties to a Registration Rights Agreement pursuant to which Interpool Inc. may demand registration under the Securities Act of shares of the Company's Common Stock held by it at any time, subject to its agreement with the Underwriters not to demand registration prior to the expiration of 180 days from the date of this Prospectus. The Company may postpone compliance with such a demand under certain circumstances. In addition, Interpool Inc. may request the Company to include shares of the Company's Common Stock held by it in any registration proposed by the Company of its Common Stock under the Securities Act.

        (c) As of December 31, 1994 and 1995 and March 31, 1996, the Company had a loan payable to Parent of $3,846, $41,409 and $55,700, respectively. The loan bears interest at 3%. Interest expense totaled $228, $708, $964, $160 and $450 for the years ended December 31, 1993, 1994 and 1995 and for the three months ended March 31, 1995 and 1996, respectively.

        (d) An affiliate rents chassis from the Company. The rentals paid by the affiliate to the Company for these chassis were $3,940, $3,755, $3,079, $770 and $770 in 1993, 1994 and 1995 and for the three months ended March 31, 1995 and 1996, respectively. The net carrying value of this equipment was $17,848, $13,449 and $13,273 at December 31, 1994, 1995 and at March 31,
    1996, respectively. The related capital lease obligations for this equipment was $15,624, $11,704 and $11,144 at December 31, 1994, 1995 and at March 31,
    1996, respectively.

        The Company also charged this affiliate a fee of $660, $657, $804, $161 and $49 in 1993, 1994 and 1995 and for the three months ended March 31, 1995 and 1996, respectively, for allocated insurance expense and certain administrative services and as of December 31, 1994 and 1995 and March 31, 1996, respectively, the Company had accounts payable of $1,832, $3,097 and $2,875, respectively, to this affiliate.

        (e) Revenues include $299, $190, $149, $51 and $23 from other related parties for the years ended December 31, 1993, 1994 and 1995 and for the three months ended March 31, 1995 and 1996, respectively.

        (f) Prior to 1995, the Company leased office space from a partnership in which one officer and one director of the Company have equity interests. The annual base rental for the property was approximately $250.

        (g) The Company has guaranteed certain lease obligations of an affiliated partnership. Principal outstanding under these obligations as of December 31, 1994 and 1995 and at March 31, 1996 was $5,194, $4,803 and
    $4,698, respectively.

        (h) Certain officers and directors of the Company are members of The Ivy Group, a partnership. In August 1990, the Company participated in a lease transaction with an unrelated

                       INTERPOOL LIMITED AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (DATA AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 ARE UNAUDITED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

NOTE 7--SIGNIFICANT RELATED PARTY TRANSACTIONS--(CONTINUED)

    third party, as lessor, and The Ivy Group, as lessee, pursuant to which the Company is obligated to purchase 1,400 dry cargo container chassis at a price of approximately $5.0 million in the event that The Ivy Group defaults on its obligations under the lease or at a price of approximately $4.1 million in the event that The Ivy Group declines to repurchase the equipment upon the expiration of the lease term in August 1997. The Ivy Group has undertaken to purchase the chassis upon the expiration of the lease.


        (i) The Parent is a general partner of Interpool Income Fund (the "Fund"), which is a limited partnership, and which owned 5,733 containers at December 31, 1995. The leasing of such containers is managed by the Company on behalf of the Fund. (The Parent intends to make an offer in 1996 to acquire all of the investors' interest of the limited partners of the Fund.) All revenues from managing the containers currently is paid to the Company.

        (j) In 1995, the Parent allocated to the Company a share of bankruptcy, all risks and liability insurance coverage premiums based upon relative fleet size and equipment value, which totaled approximately $136 in the year ended December 31, 1995 and $91 for the three months ended March 31, 1996.

    The effect of the above related party transactions included in the accompanying statement of income are as follows:


                                                                                   THREE MONTHS
                                                        YEAR ENDED                ENDED MARCH 31
                                              ------------------------------      ---------------
                                               1993        1994        1995       1995       1996
                                              ------      ------      ------      -----      ----
Revenue....................................   $4,239      $3,945      $3,228      $ 821      $793
                                              ------      ------      ------      -----      ----
                                              ------      ------      ------      -----      ----
Lease operating expense....................   $ (513)     $ (513)     $ (267)     $(128)     $ 91
                                              ------      ------      ------      -----      ----
                                              ------      ------      ------      -----      ----
Administrative expense.....................   $  103      $1,120      $  533      $ 205      $235
                                              ------      ------      ------      -----      ----
                                              ------      ------      ------      -----      ----
Interest expense...........................   $  228      $  708      $  964      $ 160      $450
                                              ------      ------      ------      -----      ----
                                              ------      ------      ------      -----      ----


NOTE 8--RETIREMENT PLANS

    The Company and its subsidiaries have defined contribution plans covering substantially all full-time employees. No contributions were made and no liabilities were accrued by the Company or its subsidiaries to these plans during the years ended December 31, 1993, 1994 and 1995, and the three months ended March 31, 1996.

                       INTERPOOL LIMITED AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (DATA AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 ARE UNAUDITED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

NOTE 9--SEGMENT AND GEOGRAPHIC DATA

    The Company is engaged in one line of business, the leasing of intermodal dry cargo containers and intermodal container chassis. Information about the business of the Company by geographic area is presented in the table below:

                                                              DECEMBER 31               MARCH 31,
                                                    --------------------------------    ---------
                                                      1993        1994        1995        1996
                                                    --------    --------    --------    ---------
Revenues--
  United States (a)..............................   $  4,261    $  3,949    $  3,590    $     835
  International..................................     32,626      40,591      60,580       18,051
                                                    --------    --------    --------    ---------
                                                    $ 36,887    $ 44,540    $ 64,170    $  18,886
                                                    --------    --------    --------    ---------
                                                    --------    --------    --------    ---------
Income before taxes--
  United States..................................   $  1,140    $    724    $  1,582    $     340
  International..................................     14,816      18,267      22,133        6,561
                                                    --------    --------    --------    ---------
                                                    $ 15,956    $ 18,991    $ 23,715    $   6,901
                                                    --------    --------    --------    ---------
                                                    --------    --------    --------    ---------
Capital expenditures-
  United States..................................   $      0    $      0    $      0    $       0
  International..................................     67,710     164,055     177,289       47,490
                                                    --------    --------    --------    ---------
                                                    $ 67,710    $164,055    $177,289    $  47,490
                                                    --------    --------    --------    ---------
                                                    --------    --------    --------    ---------
Depreciation--
  United States..................................   $    585    $    826    $    760    $     187
  International..................................      7,536       8,523      14,018        4,081
                                                    --------    --------    --------    ---------
                                                    $  8,121    $  9,349    $ 14,778    $   4,268
                                                    --------    --------    --------    ---------
                                                    --------    --------    --------    ---------
Assets--
  United States..................................   $ 20,151    $ 17,099    $ 16,072    $  14,545
  International..................................    203,629     339,571    $480,409      519,067
                                                    --------    --------    --------    ---------
                                                    $223,780    $356,670    $496,481    $ 533,612
                                                    --------    --------    --------    ---------
                                                    --------    --------    --------    ---------

- ------------

 (a)  Includes revenues from related parties of $4,239, $3,945, $3,228 and $793 in 1993,
      1994, 1995 and 1996, respectively.

NOTE 10--CAPITAL STOCK

    The Company will recapitalize effective prior to the Company's initial public offering, increasing the total outstanding common shares to 26,500,000 for all periods prior to the effective date of the initial public offering.


    Upon consummation of the Company's initial public offering, the authorized capital stock of the Company will consist of 2,000,000 shares of Preferred Stock, no par value, of which 100,000 shares of Special Voting Preferred Stock, with a minimum liquidation preference of $2.0 million, will be

                       INTERPOOL LIMITED AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (DATA AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1995 AND 1996 ARE UNAUDITED)
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

NOTE 10--CAPITAL STOCK--(CONTINUED)

outstanding, and 100,000,000 shares of common stock, no par value, of which 34,150,000 shares will be issued and outstanding.



    The Company's 1996 Stock Option Plan for Executive Officers and Directors (the "Stock Option Plan") was adopted by the Company's Board of Directors and approved by its sole shareholder in July 1996. A total of five million shares of Common Stock have been reserved for issuance under the Stock Option Plan. Options may be granted under the Stock Option Plan to executive officers and directors of the Company or a subsidiary (including any executive consultant of the Company and its subsidiaries), whether or not they are employees. To date, no options have been granted under the Stock Option Plan.



    The Company's Non-Qualified Stock Option Plan for Non-Employee, Non-Consultant Directors (the "Directors' Plan") was adopted by the Board of Directors and approved by the sole stockholder in July 1996. The Directors' Plan provides for the automatic grant of non-qualified options to directors who are not employees of, or executive consultants to, the Company or Interpool. Under the Directors' Plan, a non-qualified stock option to purchase 2,000 shares of Common Stock is automatically granted to each eligible director of the Company, in a single grant effective upon the offering made hereby or, if later, the time the director first joins the Board of Directors. The Directors' Plan authorizes grants of options up to an aggregate of 100,000 shares of Common Stock. The exercise price per share is the fair market value of the Company's Common Stock on the date on which the option is granted (the "Grant Date"). The options granted pursuant to the Directors' Plan may be exercised at the rate of one-third of the shares on the first anniversary of the director's Grant Date, one-third of the shares on the second anniversary of the director's Grant Date and on one-third of the shares on the third anniversary of the director's Grant Date, subject to certain holding periods required under rules of the Securities and Exchange Commission. Options granted pursuant to the Director's Plan expire ten years from their Grant Date. The Directors' Plan is administered by the Stock Option Committee of the Board of Directors. The Directors' Plan may be terminated, amended or modified, and any options granted thereunder may be canceled or terminated, under circumstances similar to those provided in the Stock Option Plan. Pursuant to the Directors' Plan, in July 1996 options to purchase 2,000 shares of Common Stock at the public offering price of the shares offered hereby were granted, effective upon the offering made hereby, to each eligible director.



    During 1995, SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") was issued. SFAS No. 123 is effective for fiscal years beginning after December 15, 1995. The Company plans to adopt the intrinsic value method, therefore adoption will have no impact on the Company's financial statements.

     [On the inside back cover is a photograph showing a group of employees from one of the Company's third party suppliers standing before several of the Company's containers.]


The Company coordinates the manufacturing of containers for its customers through more than fifteen third party suppliers primarily located in Asia.


[Also on the inside back cover is a drawing of a map which shows, for illustrative purposes, movement of a container from Yangzo, China to Shanghai, China to Yokohama, Japan to Bombay, India to Genoa, Italy.]


The Company's long term relationships with freight forwarders and shipping agents throughout the world enable it to position containers on a cost-effective basis.

- ------------------------------------------   -----------------------------------
- ------------------------------------------   -----------------------------------
    NO DEALER, SALESPERSON OR OTHER
PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS
OTHER THAN THOSE CONTAINED IN THIS
PROSPECTUS, AND, IF GIVEN OR MADE, SUCH                7,650,000 SHARES
INFORMATION OR REPRESENTATIONS MUST NOT
BE RELIED UPON AS HAVING BEEN AUTHORIZED
BY THE COMPANY OR ANY OF THE UNDERWRITERS.            [INTERPOOL LOGO]
THIS PROSPECTUS DOES NOT CONSTITUTE AN
OFFER TO SELL OR A SOLICITATION OF ANY
OFFER TO BUY THE SHARES BY ANYONE IN ANY              INTERPOOL LIMITED
JURISDICTION IN WHICH SUCH OFFER OR
SOLICITATION IS NOT AUTHORIZED, OR IN
WHICH THE PERSON MAKING SUCH OFFER OR
SOLICITATION IS NOT QUALIFIED TO DO SO,
OR TO ANY PERSON TO WHOM IT IS UNLAWFUL                COMMON STOCK
TO MAKE SUCH OFFER OR SOLICITATION.
NEITHER THE DELIVERY OF THIS PROSPECTUS
NOR ANY SALE MADE HEREUNDER SHALL CREATE
ANY IMPLICATION THAT THE INFORMATION
CONTAINED HEREIN IS CORRECT AS OF ANY
TIME SUBSEQUENT TO ITS DATE.

          -------------------

           TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary.....................     3
Investment Considerations..............     7
The Company............................    11
Recent Developments....................    11
Recapitalization.......................    12
Use of Proceeds........................    12
Dividend Policy........................    12
Capitalization.........................    13
Dilution...............................    14
Selected Consolidated Financial and
Operating Data.........................    15
Management's Discussion and Analysis of
 Financial Condition and Results of
Operations.............................    17          ----------------
Certain U.S. Federal Income Tax                            PROSPECTUS
Considerations.........................    22          ----------------
Certain Barbados Income Tax
Considerations.........................    24
Business...............................    25
Management.............................    34
Principal Stockholder..................    40
Certain Relationships and Related
Transactions...........................    41
Description of Capital Stock...........    43
Shares Eligible for Future Sale........    46
Underwriting...........................    48      DONALDSON, LUFKIN & JENRETTE
Legal Matters..........................    49         SECURITIES CORPORATION
Experts................................    49
Additional Information.................    49
Index to Consolidated Financial
Statements.............................   F-1           SMITH BARNEY INC.


          -------------------
                                                           FURMAN SELZ

    UNTIL             , 1996 (25 DAYS AFTER
THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING
IN THIS DISTRIBUTION, MAY BE REQUIRED TO
DELIVER A PROSPECTUS. THIS IS IN ADDITION
TO THE OBLIGATION OF DEALERS TO DELIVER A
PROSPECTUS WHEN ACTING AS UNDERWRITERS AND
WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR                         , 1996
SUBSCRIPTIONS.

- ------------------------------------------   -----------------------------------
- ------------------------------------------   -----------------------------------

                                    PART II.
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following sets forth the estimated fees and expenses in connection with the issuance and distribution of the Registrant's securities being registered hereby, other than underwriting discounts and commissions, all of which will be borne by the Registrant:

Securities and Exchange Commission registration fee..............   $48,539
National Association of Securities Dealers, Inc. filing fee......    14,576
New York Stock Exchange listing fee..............................      *
Printing and engraving expenses..................................      *
Legal fees and expenses..........................................      *
Accounting fees and expenses.....................................      *
Blue Sky fees and expenses.......................................      *
Transfer Agent's fees............................................      *
Miscellaneous expenses...........................................      *
                                                                    -------
    Total........................................................   $  *
                                                                    -------
                                                                    -------

- ------------

* To be completed by Amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Subject to the limitations provided by the laws of Barbados, the Company's bylaws provide that the Company shall indemnify a director or officer of the Company, a former director or officer of the Company or a person who acts or acted at the Company's request as a director or officer of an entity of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, losses, changes and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceedings to which he is made a party by reason of being or having been a director or officer of the Company or such entity, if: (i) he acted honestly and in good faith with a view to the best interests of the Company; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

    The Registrant maintains directors' and officers' liability insurance with
policy amounts of $         .

    The Company has entered into agreements to indemnify its outside directors which are intended to provide the maximum indemnification permitted by Barbados law. These agreements, among other things, indemnify each of the Company's outside directors for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such director in any action or proceeding, including any action by or in the right of the Company, on account of such director's service as a director of the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits.

 1.1*    --Underwriting Agreement among the Company and the Underwriters.

 3.1*    --Amended and Restated Articles of Continuance of the Company.

 3.2*    --Amended and Restated By-Laws of the Company.

 4.1*    --Form of Certificate representing Common Stock.

 5.1*    --Opinion of David King & Co. as to the validity of the securities being registered.

 8.1*    --Opinion of Baker & McKenzie regarding federal income tax considerations.

10.1*    --Management Services Agreement between Interpool, Inc. and the Company.

10.2*    --Registration Rights Agreement between Interpool, Inc. and the Company.

10.3*    --Form of Stock Option Plan for Executive Officers and Directors.

10.4*    --Form of Non-Qualified Stock Option Plan for Non-Employee Directors.

10.5*    --Employment Agreement between Eric Beerlandt and the Company.

10.6*    --Debt Instruments.

21.1*    --Subsidiaries of the Company.

23.1     --Consent of Arthur Andersen LLP with respect to consolidated financial statements of the Company.

23.2*    --Consent of Stroock & Stroock & Lavan.

23.3*    --Consent of David King & Co. (included in Exhibit 5.1).

23.4*    --Consent of Baker & McKenzie (included in Exhibit 8.1).

24.1**   --Power of attorney (included on signature page of this Registration Statement).

27.1*    --Financial Data Schedule.


- ------------

 * To be filed by Amendment.

** Previously filed.

    (b) Financial Statement Schedules.

    Financial Statement Schedule for the years ended December 31, 1993, 1994 and 1995:

        II--Valuation and Qualifying Accounts

    All other schedules for which provision is made in the applicable regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 22, 1996.


                                      INTERPOOL LIMITED

                                  By:  /s/ MARTIN TUCHMAN
                                      ..................................

                                       Martin Tuchman
                                       Chairman of the Board of Directors and
                                       Chief Executive Officer



    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



              SIGNATURE                                TITLE                        DATE
- -------------------------------------  -------------------------------------   --------------
   /s/     MARTIN TUCHMAN                Chairman of the Board of Directors      July 22, 1996
 .....................................    and Chief Executive Officer
           Martin Tuchman                (Principal Executive Officer)
   /s/             *                     President, Chief Operating Officer,     July 22, 1996
 .....................................    Chief Financial Officer and
         Raoul J. Witteveen              Director (Principal Financial
                                         Officer)
   /s/             *                     Vice President and Controller           July 22, 1996
 .....................................    (Principal Accounting Officer)
           William Geoghan
   /s/             *                     Director                                July 22, 1996
 .....................................
         Warren L. Serenbetz
   /s/             *                     Director                                July 22, 1996
 .....................................
           Ernst Baenziger
   /s/             *                     Managing Director (Barbados) and        July 22, 1996
 .....................................    Director
            Frank Sellier
   /s/             *                     Director                                July 22, 1996
 .....................................
            David N. King
   /s/             *                     Director                                July 22, 1996
 .....................................
           Eric Beerlandt
   /s/             *                     United States Authorized                July 22, 1996
 .....................................    Representative
           Arthur L. Burns


- ------------


* Martin Tuchman hereby signs this Amendment No. 2 to the Registration Statement on July 22, 1996 on his own behalf and on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to a power of attorney filed herewith.



July 22, 1996

                                                  /s/ MARTIN TUCHMAN
                                          ......................................


                                                      Martin Tuchman
                                                     Attorney-in-fact

                       INTERPOOL LIMITED AND SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)

                                          BALANCE AT
                                         BEGINNING OF    CHARGED TO COSTS    WRITE-OFFS, NET    BALANCE AT END
                                             YEAR          AND EXPENSES       OF RECOVERIES        OF YEAR
                                         ------------    ----------------    ---------------    --------------
Year ended December 31, 1993..........      $1,510             $123               $ 495             $1,138
Year ended December 31, 1994..........       1,138              109                 247              1,000
Year ended December 31, 1995..........       1,000              244                 359                885

                               INDEX TO EXHIBITS


Exhibit No.
- -----------

    1.1*      --Underwriting Agreement among the Company and the Underwriters.

    3.1*      --Amended and Restated Articles of Continuance of the Company.

    3.2*      --Amended and Restated By-Laws of the Company.

    4.1*      --Form of Certificate representing Common Stock.

    5.1*      --Opinion of David King & Co. as to the validity of the securities being registered.

    8.1*      --Opinion of Baker & McKenzie regarding federal income tax considerations.

   10.1*      --Management Services Agreement between Interpool, Inc. and the Company.

   10.2*      --Registration Rights Agreement between Interpool, Inc. and the Company.

   10.3*      --Form of Stock Option Plan for Executive Officers and Directors.

   10.4*      --Form of Non-Qualified Stock Option Plan for Non-Employee Directors.

   10.5*      --Employment Agreement between Eric Beerlandt and the Company.

   10.6*      --Debt Instruments.

   21.1*      --Subsidiaries of the Company.

   23.1       --Consent of Arthur Andersen LLP with respect to consolidated financial statements of the Company.

   23.2*      --Consent of Stroock & Stroock & Lavan

   23.3*      --Consent of David King & Co. (included in Exhibit 5.1).

   23.4*      --Consent of Baker & McKenzie (included in Exhibit 8.1).

   24.1**     --Power of attorney (included on signature page of this Registration Statement).

   27.1*      --Financial Data Schedule.


- ------------

 * To be filed by amendment.

** Previously filed.